As filed with the Securities and Exchange	Registration No.
Commission on October 20, 2009	Registration No. 811-02512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
and
Amendment to
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Variable Annuity Account B
(Exact Name of Registrant)
of

ING LIFE INSURANCE AND ANNUITY COMPANY
(Name of Depositor)

One Orange Way
Windsor, Connecticut 06095-4774
(860) 580-4646
(Address and Telephone Number of Depositor’s Principal Office)

John S. (Scott) Kreighbaum, Esq.
ING
1475 Dunwoody Drive
West Chester, PA 19380-1478
(610) 425-3404
(Name and Address of Agent for Service of Process)

Approximate Date of Proposed Public Offering: As soon as practical after the effective date of the Registration Statement It is proposed that this filing will become effective (check appropriate box):

[ ]	immediately upon filing pursuant to paragraph (b) of Rule 485
[ ]	on [ ], 2009, pursuant to paragraph (b) of Rule 485
[ ]	60 days after filing pursuant to paragraph (a)(1)
[ ]	on ____________, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
[ ] This post-effective amendment designates a new effective date for a previously filed post-
effective amendment
Title of Securities Being Registered:
Modified Single Premium Deferred Variable Annuity Contract

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Part A
PROSPECTUS

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

ING Select Opportunities Modified Single Premium Deferred Variable Annuity Contract Issued By ING Life Insurance and Annuity Company Through Its Variable Annuity Account B

This prospectus sets forth the information you ought to know before investing. You should keep the prospectus for future reference.
Additional information has been filed with the Securities and Exchange Commission (SEC) and is available upon written or oral request without charge, including the Statement of Additional Information (SAI) dated ***, 2009.

The SAI is incorporated by reference into the prospectus, and
its table of contents appears on page 51.		How to reach us…
Customer Service Center
The SEC maintains a web site (www.sec.gov) that contains the	Call:	(888) 854-5950
SAI, material incorporated by reference, and other information	Write:	P.O. Box 10450, Des Moines, Iowa
about us, which we file electronically. The reference number		50306-0450
assigned to this Contract is 333-XXXXX.	Visit:	www.ingannuities.com

The variable sub-accounts currently available under your Contract…

ING BlackRock Inflation Protected Bond Portfolio	ING Russell Large Cap Value Index Portfolio
ING Dow Jones Euro STOXX 50 Index Portfolio	ING Russell Mid Cap Index Portfolio
ING International Index Portfolio	ING Russell Small Cap Index Portfolio
ING Money Market Portfolio	ING Stock Index Portfolio
ING Russell Large Cap Growth Index Portfolio	ING U.S. Bond Index Portfolio

[TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT.]

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

NOT: FDIC/NCUA INSURED; A DEPOSIT OF A BANK; BANK GUARANTEED; OR INSURED BY ANY FEDERAL GOVERNMENT AGENCY. MAY LOSE VALUE.

RIGHT TO EXAMINE AND RETURN THIS CONTRACT: You may return the
Contract within 10 days of its receipt (or longer as state law may require or when issued as a replacement contract). If so returned, we will promptly pay you the Premium paid and not previously surrendered, as of the date the returned Contract is received by us. See page 40.

EXCHANGES: Your agent should only recommend an exchange (replacement) if it is in your best interest and only after evaluating your personal and financial situation and needs, tolerance for risk and the financial ability to pay for the Contract.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See page 40.

***, 2009

1

Contents

Contents	2	Regular Withdrawals	29
Glossary 3		Systematic Withdrawals	29
Synopsis – The Contract	5	Surrender Charges on Systematic Withdrawals	30
Synopsis – Fees and Expenses	7	Withdrawals from Individual Retirement Annuities______ 30
Condensed Financial Information	9	Variable Sub-account Transfers (Excessive Trading
Accumulation Value	9	Policy)	31
Financial Statements_________________________________9		Limits on Frequent or Disruptive Transfers	31
ING Life Insurance and Annuity Company__________ 9		Excessive Trading Policy	31
Organization and Operation	9	Limits Imposed by the Underlying Investment Portfolios _ 33
Regulatory Matters	10	Agreements to Share Information with Fund Companies _ 33
Product Regulation _____________________________________10		Dollar Cost Averaging	33
Variable Annuity Account B and its Variable Sub-		Elective Automatic Rebalancing	34
accounts	11	Death Benefit	34
Organization and Operation	11	Spousal Beneficiary Contract Continuation_____________ 35
Variable Sub-accounts	11	Payment of the Proceeds to a Spousal or Non-spousal
Fees Deducted by the Underlying Investment Portfolios	12	Beneficiary	35
Variable Sub-account Classifications for MGWB and		Death Benefit Once Annuity Payments Have Begun	36
Required Automatic Rebalancing	13	Annuity Plans and Annuity Payments	36
Changes to a Variable Sub-account and/or Variable Annuity		Annuity Commencement Date	36
Account B	14	The Annuity Plans	36
Fees and Expenses	14	Annuity Payments	37
	15
Premium Surrender Tax______________________________________ Charge	16	Other Death Important of the Annuitant______________________________ Information	39 38
Annual Administrative Charge	16	Reports to Contract Owners	39
Excess Transfer Charge	16	Suspension of Payments	39
Redemption Fees	16	Misstatement Made by Owner in Connection with Purchase
Mortality & Expense Risk Charge	17	of this Contract	39
MGWB Charge	17	Insurable Interest	39
Consolidated Charge Deduction Option	17	Assignment	40
Underlying Investment Portfolio Expenses______________17		Contract Changes	40
Types of Revenue Received from Affiliated Funds ____________18		Right to Examine and Return this Contract	40
The Annuity Contract	18	Non-Waiver_______________________________________ 40
Owner	19	Special Arrangements	40
Joint Owner	19	Selling the Contract	40
Annuitant and Contingent Annuitant	19	Voting Rights	42
Beneficiary	19	State Regulation	42
Change of Owner or Beneficiary	20	Legal Proceedings	43
Contract Purchase Requirements	21	United States Federal Income Tax Considerations	43
Availability of the Contract	21	Introduction	43
Crediting of Premium Payments	21	Types of Contracts: Non-Qualified and Qualified	43
Administrative Procedures 22		Taxation of Non-Qualified Contracts	43
State Variations	22	Premiums	43
Other Contracts	22	Taxation of Gains Prior to Distribution	43
		Taxation of Distributions	45
Minimum Guaranteed Withdrawal Benefit	23	Taxation of Qualified Contracts	47
Highlights 23		General	47
MGWB Base	23	Tax Deferral	47
Withdrawals and Excess Withdrawals	23	Premiums	48
Ratchets	24	Distributions – General	48
Lifetime Withdrawal Phase	25	Withholding 50
Maximum Annual Withdrawal	25	Assignment and Other Transfers	50
Required Minimum Distributions	26	Possible Changes in Taxation	50
Lifetime Automatic Periodic Benefit Status	[27]	Taxation of Company	50
Death of Owner or Annuitant and Spousal Continuation of		Statement of Additional Information	51
the MGWB	28
Surrender and Withdrawals	28
Cash Surrender Value	28
Withdrawals	29

Glossary

This glossary defines the special terms used throughout the prospectus. A special term used in only one section of the prospectus is defined there. The page references are to sections of the prospectus where more information can be found.

Accumulation Value – The sum of the Accumulation Values	person, upon the death of the Annuitant) (1) prior to the
in each of the variable sub-accounts. Each variable sub-	Annuity Commencement Date (see page 36) and before
account is valued at the close of each Business Day for	the Contract Enters Lifetime Automatic Periodic Benefit
the preceding Valuation Period. See page 9.	Status (see page 27), or (2) while the Table 2 Annuity
Additional Premium – Any payment, other than the Initial	Plan for a non-qualified Contract is in effect (see page 37)
Premium, made by you and accepted by us for this	and before the Contract enters Lifetime Automatic
Contract. See page 21.	Periodic Benefit Status (see page 27).
Annuitant – The individual designated by you and upon	Endorsements – Attachments to this Contract that add to,
whose life Annuity Payments and Minimum Guranteed	amend, change, modify or supersede the Contract’s terms
Withdrawal Benefits are based. See page 19.	or provisions.
Annuity Commencement Date – The date on which Annuity	Excess Transfer – Any transfer after 12 transfers have
Payments commence. See page 36.	occurred within any Contract Year.
Annuity Payments – Periodic payments made by us to you	Excess Transfer Charge – The charge we may access on
or, subject to our consent in the event the payee is not a	each Excess Transfer. See page 16.
natural person, to a payee designated by you. See page	Excess Withdrawal – Any Withdrawal taken before the
36.	Annuitant reaches the Lifetime Withdrawal Eligibility
Annuity Plan – An option elected by you, or the contractually	Age, other than a request for the payment of Investment
designated default option if none is elected, that	Advisory Fees, or any Withdrawal in a Contract Year
determines the frequency, duration and amount of the	exceeding the then current Maximum Annual Withdrawal
Annuity Payments. See page 36.	(MAW) (see page 25) on or after the Lifetime Withdrawal
Beneficiary – The individual or entity you select to receive	Phase has begun (see page 25). See page 23.
the Death Benefit. See page 19.	Extended Medical Care – Confinement in a Hospital or
Business Day –Any day that the New York Stock Exchange	Nursing Home prescribed by a Qualifying Medical
(NYSE) is open for trading, exclusive of federal holidays,	Professional. See page 15.
or any day the Securities and Exchange Commission	General Account – An account which contains all of our
(SEC) requires that mutual funds, unit investment trusts	assets other than those held in Variable Annuity Account
or other investment portfolios be valued.	B.
Cash Surrender Value – The amount you receive upon	Hospital or Nursing Home – AHospital or a skilled care or
Surrender of this Contract, which equals the	intermediate care nursing, operating as such according to
Accumulation Value minus any applicable Surrender	applicable law and at which medical treatment is available
Charges. See page 28.	on a daily basis. A Hospital or Nursing Home does not
Code – The Internal Revenue Code of 1986, as amended.	include a rest home or other facility whose primary
Company, we, us or our – ING Life Insurance and Annuity	purpose is to provide accommodations, board or personal
Company (ING Life), a stock company domiciled in	care services to individuals who do not need medical or
Connecticut. See page 9.	nursing care. See page 15.
Contingent Annuitant – The individual who is not an	Initial Premium – The payment made by you to us to put this
Annuitant and will become the Annuitant if the named	Contract into effect. See page 21.
Annuitant dies prior to the Annuity Commencement Date	Initial Standard Death Benefit Base – The Initial Premium.
and the Death Benefit is not otherwise payable. See page	See page 34.
19.	Insurable Interest – A lawful and substantial economic
Contract – This Modified Single Premium Deferred Variable	interest in the continued life of a person. An Insurable
Annuity Contract, together with any attached application,	Interest does not exist if the Owner’s sole economic
amendments or Endorsements.	interest in the Annuitant arises as a result of the
Contract Anniversary – The same day and month each year	Annuitant’s death. See page 39.
as the Contract Date. If the Contract Date is February	Investment Advisory Fees – Fees or charges paid to a
29th , in non-leap years, the Contract Anniversary shall be	registered investment advisor for advice provided on the
March 1st .	selection and ongoing allocation of Accumulation Value
Contract Date – The date on which this Contract becomes	among the funds underlying this Contract.
effective.	Irrevocable Beneficiary – A Beneficiary whose rights and
Contract Year – The period beginning on a Contract	interests under this Contract cannot be changed without
Anniversary (or, in the first Contract Year only, beginning	his, her or its consent. See page 19.
on the Contract Date) and ending on the day preceding the	Joint Owner – An individual who, along with another
next Contract Anniversary.	individual Owner, is entitled to exercise the rights
Death Benefit – The amount payable to the Beneficiary upon	incident to ownership. Both Joint Owners must agree to
death of any Owner (or, if the Owner is not a natural	any change or the exercise of any rights under the

Contract. The Joint Owner may not be an entity and may	Owner – The individual (or entity) that is entitled to exercise
not be named if the Owner is an entity. See page 19.	the rights incident to ownership. The terms “you” or
Lifetime Automatic Periodic Benefit Status – A period in	“your,” when used in this prospectus, refer to the Owner.
time during which we will pay you MGWB Periodic	See page 19.
Payments. See page 27.	Premium – Collectively, the Initial Premium and any
Lifetime Withdrawal Eligibility Age – The minimum age of	Additional Premium. See page 21.
the Annuitant on or after which you may begin the	Proof of Death – The documentation we deem necessary to
Lifetime Withdrawal Phase. See page 25.	establish death, including, but not limited to: (1) a
Lifetime Withdrawal Phase – The period under the	certified copy of a death certificate; (2) a certified copy of
Minimum Guaranteed Withdrawal Benefit during which	a statement of death from the attending physician; (3) a
the Maximum Annual Withdrawal is calculated and	finding of a court of competent jurisdication as to the
available for Withdrawal (see pages 23 and 25). The	cause of death; or (4) any other proof we deem in our
Lifetime Withdrawal Phase begins on the date of the first	discretion to be satisfactory to us. See page 35.
Withdrawal, other than a Withdrawal requested for the	Qualifying Medical Professional – A legally licensed
payment of Investment Advisory Fees, on or after the date	practioner of the healing arts who: (1) is acting within the
the Annuitant reaches the Lifetime Withdrawal Eligibility	scope of his or her license; (2) is not a resident of your
Age. See page 25.	household or that of the Annuitant; and (3) is not related
Maximum Annual Withdrawal or MAW – The maximum	to you or the Annuitant by blood or marriage. See page
amount available for Withdrawal from the Contract under	15.
the Minimum Guaranteed Withdrawal Benefit in any	Ratchet – The increase to the MGWB Base by an amount
Contract Year without reducing the MGWB Base in	equal to the difference between the MGWB Base and the
future Contract Years. See pages 25.	Accumulation Value on the applicable Ratchet Date if the
MGWB Base – The factor that is used only for the sole	Accumuation Value is greater than the amount of the
purpose of calculating the MAW and the charge for the	MGWB Base immediately prior to such Ratchet Date.
Minimum Guaranteed Withdrawal Benefit. The MGWB	See page 24.
Base has no cash value. See page 23.	Ratchet Date – The applicable date on which the Ratchet is to
MGWB Charge Rate – The percentage of the MGWB Base	occur. See page 24.
as of the last Business Day immediately prior to the date	Right to Examine and Return this Contract – The period of
the MGWB charge is deducted. See page 17.	time during which you have the right to return the
MGWB Periodic Payments – The payments that occur after	Contract for any reason, or no reason at all, and receive
the Contract enters the Lifetime Automatic Periodic	the Premium paid and not previously surrendered. See
Benefit Status. See page 27.	page 40.
Minimum Guaranteed Withdrawal Benefit or MGWB –	Specially Designated Variable Sub-account – A variable
The benefit available after the Annuitant reaches the	sub-account that is used as a “holding” account or for
Lifetime Withdrawal Eligibility Age that guarantees you	administrative purposes. The Specially Designated
will have a pre-determined amount, the MAW, available	Variable Sub-account is designated by us – currently,
for Withdrawals from the Contract each Contract Year,	ING Money Market.
even if the Accumulation Value is reduced to zero. See	Standard Death Benefit Base – The sum of all Premiums
page 23.	reduced pro rata by any Withdrawals. See page 34.
Minimum Guaranteed Withdrawal Beefit Charge or	Surrender – A transaction in which the entire Cash Surrender
MGWB Charge – The charge for the MGWB. See page	Value is taken from the Contract. See page 28.
17.	Surrender Charge – A charge applied to certain Withdrawals
Net Return Factor – The value that reflects: (1) the	and to a Surrender that will reduce the amount paid to
investment experience of a mutual fund or investment	you. See page 15.
portfolio in which a variable sub-account invests; and (2)	Surrender Charge Free Withdrawal – The amount that may
the charges assessed against that variable sub-account	be withdrawn each Contract Year without any applicable
during a Valuation Period. See page 9.	Surrender Charges. See page 15.
Notice to Us – Notice made in a form that: (1) is approved by	Terminal Condition – An illness or injury that results in a life
or is acceptable to, us; (2) has the information and any	expectancy of 12 months or less, as measured from the
documentation we determine in our discretion to be	date of diagnosis by a Qualifying Medical Professional.
necessary to take the action requested or exercise the right	See page 16.
specified; and (3) is received by us at our Customer	Valuation Period – The time from the close of regular trading
Service Center at the address specified on page 1. Under	on the NYSE on one Business Day to the close of regular
certain circumstances, we may permit you to provide	trading on the next succeeding Business Day.
Notice to Us by telephone or electronically.	Withdrawal – A transaction in which only a portion of the
Notice to You – Written notification mailed to your last	Cash Surrender Value is taken from the Contract.
known address. A different means of notification may	Annuity Payments under the Table 2 Annuity Plan for
also be used if you and we mutually agree. When action	non-qualified Contracts are treated as Withdrawals. See
is required by you, the time frame and manner for	pages 29 and 36.
response will be specified in the notice.

Synopsis – The Contract

This synopsis reviews some important things that you should know about this annuity. It is designed only as a guide. We urge you to read the entire prospectus for complete details.

You can use an annuity to save money for retirement and to	since that Premium was added. The Surrender Charge is a
receive retirement income for life. It is not meant to be used to	percentage of the withdrawal. See page 15 for more
meet short-term financial goals.	information.

This annuity is a modified single premium deferred variable	Systematic withdrawals: You can get monthly, quarterly, or
annuity. If you purchase the annuity with after-tax money, the	annual payments from your annuity in set amounts without
first payment must be at least $10,000. We refer to this	paying Surrender Charges. There are restrictions on taking
annuity as a non-qualified contract. If you purchase the	systematic withdrawals. See page 29 for more information.
annuity with pre-tax money, the first payment must be at least
$5,000. We refer to this annuity as a qualified contract.	Extended medical care and terminal condition waiver of
Additional payments, known as Additional Premium, will only	surrender charge: If you are in a hospital or nursing facility or
be accepted during the first year, subject to our prior approval.	diagnosed with a terminal condition, you can take money from
Premium cannot total more than $1,000,000, unless you	your annuity without paying a Surrender Charge under some
receive approval from us.	conditions. See page 15 for more information.

THE ANNUITY CONTRACT	What happens if I die?
This annuity has a death benefit that pays money to your
How does this annuity work?	beneficiary if you die before we start to pay you income from
This annuity is a contract between you and us. You pay	your contract. The death benefit is equal to the greater of: (a)
premium into your contract, and we agree to make payments	your annuity’s value; and (b) the return of Premiums paid into
to you, starting in five years or at a later date in the future.	the contract, reduced pro-rata for withdrawals. For more
information about the death benefit, see page 34.
An annuity consists of the accumulation phase and the income
phase.	What other benefits are included with the annuity?
This annuity includes a minimum guaranteed withdrawal
During the accumulation phase, you make investment	benefit, or MGWB, which generally provides, subject to
decisions that can increase or decrease your annuity’s value,	certain restrictions and limitations, that we will guarantee a
which we refer to as the Accumulation Value, based upon	minimum level of annual withdrawals from the contract for
your allocation to the various underlying investment options	the lifetime of the annuitant, even if these withdrawals deplete
we offer. You decide how your money is allocated.	your annuity’s value to zero. For more information about the
MGWB, see page 23.
For a list of the investment options currently available to you,
see page 11.	FEES AND EXPENSES

Since this annuity is tax-deferred, you do not pay taxes on the	What fees and/or expenses do you deduct from my
earnings until the money is paid to you.	annuity?
You will pay fees while you own the annuity. These fees will
We begin to pay money to you during the income phase. We	be deducted from the annuity. The amount of the fees
use the value of your contract to determine the amount of	depends on the value of the investments in your annuity and
income you receive, which we refer to as an Annuity Payment.	the types of investments you choose. There are three types of
Depending on the Annuity Plan you choose, you can receive	fees: transactional, recurring and underlying investment
payouts for life or for a specific period of time. You select the	portfolio fees. For specific information about these fees, see
date the payouts start, which we refer to as the Annuity	page 7.
Commencement Date, and how often you receive them. See
page 39 for more information about Annuity Payments and	TAXES
Annuity Plans available to you.
How will payouts and withdrawals from my annuity be
What other options do I have for accessing money from	taxed?
my annuity?	This annuity is tax-deferred, which means you do not pay
taxes on the annuity’s earnings until the money is paid to you.
Regular Withdrawals: You can withdraw up to 10% of your	When you take payouts or make a withdrawal, you pay
Accumulation Value during the year, as measured from the	ordinary income tax on the accumulated earnings. You also
date the contract became effective (Contract Year) without	defer paying taxes on earnings if you move money from one
paying a Surrender Charge. The Surrender Charge is based	underlying investment option to another. You may pay a
on the amount of Premium withdrawn and the period of time	federal income tax penalty on earnings you withdraw before

age 59½. See page 43 for more information. Your annuity
may also be subject to a premium tax, which depends on your
state of residency. See page 16 for more information.
You can exchange one tax-deferred annuity for another
without paying taxes on the accumulated earnings when you
make the exchange. Before making such exchange, you should
compare the benefits, features, and costs of the two annuities.

Does buying an annuity in a retirement plan provide extra
tax benefits?
No. Buying an annuity within an IRA or other tax-deferred
retirement plan doesn’t give you any extra tax benefits,
because amounts contributed to such plans are already tax-
deferred. Choose your annuity based on its other features and benefits as well as its risks and costs, not its tax benefits.

OTHER INFORMATION

What else do I need to know?
We may change your contract from time to time to follow
federal or state laws and regulations. If we do, we will provide
Notice to You of such changes in writing.

Compensation: We pay the broker-dealer for selling the
annuity to you. Your broker-dealer also may have certain
revenue sharing arrangements or pay its personnel more for
selling this contract than for selling other annuity contracts.
See page 40 for more information.

Right to Examine the Contract: Many states have laws that
give you a set number of days to look at an annuity after you buy it. If you decide during that time that you do not want it, you can return the annuity. See page 40 for more information.

Synopsis – Fees and Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, and Surrendering the Contract.

This table describes the transactional fees and expenses that you will pay at the time that you buy the Contract, Surrender the Contract, or transfer Accumulation Value between variable sub-accounts. Premium taxes may also be deducted.

Transactional		1.	A Surrender Charge will apply to certain Surrenders or Withdrawals of Premium,
Surrender Charge[1]	6%	based on the following schedule:
Excess Transfer Charge[2]	$25	Surrender Charge Schedule
		Full Years Since Paid Premium	0	1	2	3	4	5+
		Surrender Charge	6%	5%	4%	3%	2%	0%

		The charge is deducted proportionally from the Accumulation Value in the variable
		sub-accounts, or you may request the charge be deducted from the Withdrawal of
		Premium. Each Premium is subject to its own Surrender Charge schedule lasting 5 full years from the payment date
		2.	Per transfer after 12 during a Contract Year (which we refer to as an Excess
		Transfer, currently nil.

This table describes the recurring fees and expenses that you will pay periodically during the time that you own the Contract, not including variable sub-account fees and expenses.

Recurring			3.	The annual administrative charge is waived if the
Annual Administrative Charge[3]		$40		Accumulation Value or Premiums paid is $100,000 or more
				when it is deducted. This charge is deducted on your
Separate Account Annual Expenses				Contract Anniversary, the Annuity Commencement Date, or
				when you Surrender the Contract.
Mortality & Expense	Maximum	Current	4.	This charge is deducted on Business Days as a percentage of
Risk Charge[4]	1.50%	0.75%		and from the Accumulation Value in each variable sub-
Asset Based				account.
Administrative Charge	None	None	5.	This charge is deducted quarterly as a percentage of the
				MGWB Base, and is deducted from the Accumulation Value
Total Separate Account				in each variable sub-account. The MGWB Base is equal to
	1.50%	0.75%
Annual Expenses				the Initial Premium on the Contract Date, and is increased
				dollar-for-dollar for any Additional Premiums permitted
Minimum Guaranteed				during the first Contract Year. The charge can increase
Withdrawal Benefit	1.90%	1.00%		upon: an increase to the MGWB Base, the Maximum
Charge[5]				Annual Withdrawal or MAW percentage, and in the event of
				any Additional Premiums permitted, subject to the
				maximum charge. For more information, please see pages 17
				and 23.

This item shows the minimum and maximum total gross operating expenses charged by the variable sub-accounts that you may pay periodically during the time that you own the Contract. More detail concerning each variable sub-account’s fees and expenses is contained in the prospectus for the relevant underlying investment portfolio.

Total Annual Variable Sub-account Gross Operating Expenses
Expenses that are deducted from underlying	Minimum	Maximum
investment portfolio assets, including management	[insert]%	[insert]%
fees, service and/or distribution (12b-1) fees, and
other expenses6, 7

6.	We may receive compensation from the underlying investment portfolios or their affiliates based on an annual percentage of the average net assets held in that investment portfolio by us. The percentage paid may vary from one underlying investment portfolio to another. For certain underlying investment portfolios, some of this compensation may be paid out as 12b-1 fees or service fees that are deducted from investment portfolio assets. These fees are disclosed in the underlying investment portfolio prospectuses. We may also receive compensation from certain underlying investment portfolios or their affiliates for recordkeeping or other services. These additional payments are made by the underlying investment portfolios to us and do not increase, directly or indirectly, the expenses shown above. See page 40.

7. No underlying investment portfolio currently charges a redemption fee. See page 17.

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.

Example
Assumptions
a.	You invest $10,000 in the Contract for the time periods indicated below.
b.	The costs reflected include the maximum transactional and recurring fees and expenses noted above and the maximum charge for the MGWB. Also included are the maximum gross operating expenses noted above of any of the variable sub-accounts.
c.	The example assumes that your investment has a 5% return each year.
Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
If you Surrender or annuitize your Contract at the end of the applicable time period
	1 year	3 years	5 years	10 years
	$[insert]	$[insert]	$[insert]	$[insert]
If you do not Surrender your Contract
	1 year	3 years	5 years	10 years
	$[insert]	$[insert]	$[insert]	$[insert]

Condensed Financial Information

Accumulation Value

We use accumulation units to calculate the Accumulation Value of a Contract. Each variable sub-account of Variable Annuity Account B has its own accumulation unit value. Their values may increase or decrease from day to day based on the investment performance of the applicable underlying investment portfolio. Shares in the underlying investment portfolios are valued at their net asset value.

On the Contract Date, the Accumulation Value in each variable sub-account equals the Initial Premium allocated to that variable sub-account, less a charge for premium tax, if applicable. We calculate the Accumulation Value at the close of each Business Day thereafter as follows:

Accumulation Value in the variable sub-account at the close of the preceding Business Day
è Multiplied by the variable sub-account’s Net Return Factor for the current Valuation Period (see below)
è Plus any Additional Premium accepted to the variable sub-accounts during the current Valuation Period
è Minus any premium taxes related to the Additional Premium, if applicable
è Plus or Minus any transfers to or from the variable sub-account during the current Valuation Period
è Minus any Withdrawals and any applicable Surrender Charges from the variable sub-account during the current Valuation Period
è Minus any charges, other than daily charges (e.g., the charge for the MGWB, which is deducted on quarterly
Contract Anniversaries), or applicable taxes, including any premium taxes not previously deducted, allocated to that variable sub-account

No accumulation unit value history is contained in this prospectus because the Contract has not previously been offered for sale.

The Net Return Factor is an index number that reflects certain charges under the Contract and the investment performance of the variable sub-account. The Net Return Factor is calculated for each variable sub-account as follows:

The net asset value of the portfolio in which the variable sub-account invests at the close of the current Business Day
è Plus the amount of any dividend or capital gains distribution declared for and reinvested in such portfolio during the current Valuation Period
è Divided by the net asset value of the portfolio at the close of the preceding Business Day
è Minus the daily charges from the variable sub-account (e.g., the mortality & expense risk charge)

Calculations for the variable sub-accounts are made on a per unit basis.

Financial Statements

The financial statements of each of ING Life Insurance and Annuity Company and its Variable Annuity Account B can be found in the SAI. The financial statements of Variable Annuity Account B include information about all contracts offered through it. The financial statements of ING Life Insurance and Annuity Company should only be considered as bearing on the Company’s ability to meet its contractual obligations under the Contracts. ING Life Insurance and Annuity Company’s financial statements do not bear on the future investment experience of the assets held in Variable Annuity Account B.

ING Life Insurance and Annuity Company

Organization and Operation

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the Contracts described in this prospectus and is responsible for providing each Contract’s insurance and annuity benefits. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. (“ING”), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

One Orange Way Windsor, Connecticut 06095-4774

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

     Insurance and Retirement Plan Products and Other Regulatory Matters. Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company.

These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

     Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING’s U.S. based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING’s internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING’s U.S. based operations, including the Company.

Product Regulation

Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to non-qualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See page 43 for further discussion of some of these requirements.) Failure to administer certain non-qualified contract features (for example, contractual annuity start dates in non-qualified annuities) could affect such beneficiary tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

Variable Annuity Account B and its Variable Sub-accounts

Organization and Operation

We established Variable Annuity Account B (the “separate account”) under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940. It also meets the definition of “separate account” under the federal securities laws.

The separate account is divided into “subaccounts.” Each subaccount invests directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the Contracts are obligations of ING Life Insurance and Annuity Company.

Please note that we currently offer other variable annuity contracts through Variable Annuity Account B having different variable sub-accounts that are not discussed in this prospectus. Under certain circumstances, we may make certain changes to the variable sub-accounts. For more information, see page 22.

Variable Sub-accounts

More information about the variable sub-accounts available under the Contract is contained in the below table.

You bear the entire investment risk for amounts you allocate to any underlying investment portfolio, and you may lose your principal. The investment results of the underlying investment portfolios are likely to differ significantly. There is no assurance that any of the funds will achieve their respective investment objectives. You should carefully consider the investment objectives, risks and charges and expenses of the underlying investment options before investing. More information is available in the prospectus for an underlying investment option. You may obtain a copy of the prospectus for an underlying investment portfolio by contacting our customer service center. Contact information for the customer service center appears on page 1.

Please work wth your investment professional to determine if the variable sub-accounts may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

[TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT.]

Variable Sub-accounts Currently Available
ING Blackrock Inflation Protected Bond Portfolio
Sub-advised by BlackRock Financial Management Inc.
Seeks to maximize real return, consistent with preservation of real capital and prudent investment management.
ING Dow Jones Euro STOXX 50 Index Portfolio
Sub-advised by ING Investment Management Co.
The Portfolio seeks investment results (before fees and expenses) that correspond to the total return of the Dow
Jones Euro STOXX (“DJES”) 50® Index
ING International Index Portfolio
Sub-advised by ING Investment Management Co.
The Portfolio seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted international index.

ING Money Market Portfolio
Sub-advised by ING Investment Management Co.
The Portfolio seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
ING Russell Large Cap Growth Index Portfolio
Sub-advised by ING Investment Management Co.
The Portfolio seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index (“Index”).
ING Russell Large Cap Value Index Portfolio
Sub-advised by ING Investment Management Co.
The Portfolio seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.
ING Russell Mid Cap Index Portfolio
Sub-advised by ING Investment Management Co.
The Portfolio seeks investment results (before fees and expenses) that correspond to the total return of the
Russell Midcap® Index.
ING Russell Small Cap Index Portfolio
Sub-advised by ING Investment Management Co.
The Portfolio seeks investment results before fees and expenses)that correspond to the total return of the Russell
2000® Index.
ING Stock Index Portfolio
Sub-advised by ING Investment Management Co.
Total Return.
ING U.S. Bond Index Portfolio
Sub-advised by Lehman Brothers Asset Management LLC
The Portfolio seeks investment results before fees and expenses) that correspond to the total return of the Barclays Capital
U.S. Aggregate Bond Index.

Fees Deducted by the Underlying Investment Portfolios

The prospectuses for the underlying investment portfolios show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually. Fees of an underlying investment portfolio are one factor that impacts the value of a share. Please refer to the prospectuses for the underlying investment portfolios for more information and to learn more about additional factors.

The Company may receive compensation from each of the underlying investment portfolios or their affiliates based on an annual percentage of the average net assets held in that underlying investment portfolio by the Company. The percentage paid may vary from one fund company to another. For certain underlying investment portfolios, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from underlying investment portfolio assets. Any such fees deducted from underlying investment portfolio assets are disclosed in the prospectuses for the underlying investment portfolio. The Company may also receive additional compensation from certain underlying investment portfolios for administrative, recordkeeping or other services provided by the Company to the underlying investment portfolios or their affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the underlying investment portfolio or their affiliates to the Company and do not increase, directly or indirectly, the underlying investment portfolio fees and expenses. See page 17 for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the underlying investment portfolios, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, underlying investment portfolio fees and expenses. See page 17 for more information.

Fees are deducted from the value of the underlying investment portfolio shares on a daily basis, which in turn affects the value of each variable sub-account that purchases fund shares.

Variable Sub-account Classifications for MGWB and Required Automatic Rebalancing

In order to mitigate the insurance risk inherent in our guarantees under the Minimum Guaranteed Withdrawal Benefit, we have classified the variable sub-accounts currently available into three groups. Each group contains underlying investment portfolios bearing a different degree of risk.

The Contract will not be issued until your Accumulation Value is allocated in accordance with the allocation percentages of each group. Accumulation Value allocated to the variable sub-accounts available under the Contract must total 100% of the following groups: [TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT.]

Group A	Group B	Group C
Conservative	Moderate	Aggressive
No less than 40%* (40-100%)	Balance of total Accumulation Value	No more than 10% (0-10%)
Of total Accumulation Value		Of total Accumulation Value
* Currently waived to 30%	Currently 0-70% with Group A waiver
ê Currently available ê	ê Currently available ê	ê Currently available ê
ING BlackRock Inflation Protected Bond	ING Russell Large Cap Growth Index	ING Dow Jones Euro STOXX 50 Index
ING U.S. Bond Index	ING Stock Index	ING International Index
ING Money Market	ING Russell Large Cap Value Index
ING Russell Mid Cap Index
ING Russell Small Cap Index

Your Accumulation Value will be subject to the above allocation percentages while the MGWB is in effect. Moreover, your Accumulation Value will be subject to periodic automatic rebalancing to ensure compliance with the above allocation percentages.

By purchasing the Contract, you are providing the Company with direction and authorization to periodically rebalance the variable sub-accounts on your behalf. You should not purchase the Contract if you do not wish to have your Accumulation Value allocated in this manner.

The dates on which your Accumulation Value will be subject to required automatic rebalancing:

Each quarterly Contract Anniversary;
Receipt by us of any Additional Premiums, if permitted;
Upon any transfer or reallocation among the variable sub-accounts; and
Upon a Withdrawal for other than payment of the charge for the MGWB or Investment Advisory Fees.

If, on any required automatic rebalancing date the Accumulation Value in each group does not meet the minimum or maximum allocation percentage, as applicable, we will automatically rebalance the Accumulation Value to restore the appropriate allocation percentages, and your Accumulation Value will be allocated as follows, starting with Group C:

è Amounts rebalanced from Group C will be reallocated to Group B
¡Rebalancing will only occur from Group C to Group A if no Accumulation Value is allocated to Group B
è Amounts rebalanced from Group B will be reallocated to Group A.

Rebalancing will be implemented pro-rata among the variable sub-accounts in each category. If amounts are reallocated into a variable sub-account that is no longer available, such amounts will be reallocated to the default reallocation fund. Currently, the default reallocation fund is the ING Money Market.

àExplanatory Example #1:

The Contract is purchased with $120,000 of Initial Premium that is allocated entirely to the variable sub-accounts in Group A. Additional Premium of $480,000 is then allocated entirely to the variable sub-accounts in Group B, bringing the total Accumulation Value to $600,000. Because the percentage of this total Accumulation Value allocated to Group A, which is 20% (120,000/600,000 * 0.2), is less than the 30% required minimum allocation percentage, we will automatically rebalance $60,000 of the Accumulation Value in Group B to Group A. After required automatic rebalancing, the Contract complies with the allocation percentages with 30% of the total Accumulation Value in Group A ($180,000) and 70% in Group B ($420,000).

àExplanatory Example #2:

The Contract is purchased with $100,000 of Initial Premium. $40,000, or 40%, is allocated to the variable sub-accounts in Group A. $10,000, or 10%, is allocated to the variable sub-accounts in Group C, and the remaining $50,000, or 50%, is allocated to the variable sub-accounts in Group B. Because these allocations comply with the required allocation percentages of each group, no required automatic rebalancing will occur. Upon a subsequent Withdrawal of $20,000 from the variable sub-accounts in Group A, the Accumulation Value allocated to Group C exceeds the 10% maximum allocation percentage. We will automatically rebalance $2,000 of the Accumulation Value in Group C to Group B. Moreover, as a result of the Withdrawal, since the Accumulation Value allocated to Group A is only 25% of the total Accumulation Value, we will automatically rebalance $4,000 of the Accumulation Value in Group B to Group A. After required automatic rebalancing, the Contract complies with the allocation percentages with 30% of the total Accumulation Value in Group A ($24,000), 60% of the total Accumulation Value in Group B ($48,000) and 10% of the total Accumulation Value in Group C ($8,000).

The current waiver of the Group A minimum allocation percentage is not contractual. We may, at our discretion, modify the maximum or minimum allocation percentage of Group A, B and/or C. We will send Notice to You in advance of any such modifications. This notice will describe the changes and permit you the opportunity to provide alternative allocation instructions. In the event that a modification results in an increase in the required allocation percentage of Group A or a decrease in the maximum allocation percentage of Group B and/or C and you do not wish to accept them, you may cancel the MGWB. Our Notice to You will specify how to cancel the MGWB, as applicable. If cancelled, the MGWB will terminate with no guaranteed MGWB payments and all charges for the Minimum Guaranteed Withdrawal Benefit will cease. Any such changes will only take effect on the next succeeding required automatic rebalancing date.

Required automatic rebalancing is separate from elective automatic rebalancing under the Contract. Please see page 34 for more information on elective automatic rebalancing.

Changes to a Variable Sub-account and/or Variable Annuity Account B

We may make additional variable sub-accounts through Variable Annuity Account B available to you under the Contract. We may also eliminate, combine or substitute underlying investment portfolios, subject to the conditions set forth in your Contract, and subject to any required regulatory approvals, including SEC approval.

If you elected the dollar cost averaging, systematic withdrawals or automatic rebalancing programs, as described below, or if you have other outstanding instructions and we substitute or otherwise eliminate an underlying investment portfolio which is subject to those instructions, we will execute your instructions using the substituted or proposed replacement investment portfolio, unless you request otherwise. The substitute or proposed replacement investment portfolio may have higher fees and charges than any investment portfolio it replaces.

Subject to any required regulatory approvals, we reserve the right to transfer assets of Variable Annuity Account B or any variable sub-account that we determine to be associated with the class of contracts to which this Contract belongs to another separate account or variable sub-account. The portfolio in which the transferred assets invests may have higher fees and charges than the portfolio from which such assets were transferred.

We operate Variable Annuity Account B in accordance with the Investment Company Act of 1940. Subject to SEC approval, we reserve the right to make the following changes to this separate account:

Deregister the separate account;
Operate the separate account as a management company;
Restrict or eliminate any voting rights; or
Combine Variable Annuity Account B with another separate account.

We will provide you with written notice before we make any of these changes to the variable sub-accounts and/or Variable Annuity Account B.

Fees and Expenses

We deduct the following fees and expenses to compensate us for our costs, the services we provide, and the risks we assume under the Contracts. We incur costs for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Fees and expenses expressed as a percentage are rounded to the nearest hundredth of one percent. We expect to profit from the charges and may use the profits to finance the distribution of Contracts.

Surrender Charge

A Surrender Charge may apply to a Surrender or Withdrawal of Premium. XXX

The Contract has a Surrender Charge schedule. This charge is intended to cover [__________] [TO BE COMPLETED BY PRE-EFFECTIVE AMENDMENT.]. Each Premium is subject to its own Surrender Charge schedule lasting 5 complete years from the payment date. We consider Withdrawals to come from Premium in the same order as paid (first-in, first-out (FIFO)). Therefore, the rate of this charge depends on the number of complete years (12 month periods) that have elapsed since you paid the Premium and is deducted pro-rata from the Accumulation Value in the variable sub-accounts, unless you request otherwise:

Surrender Charge Schedule
Full Years since Premium Paid	0	1	2	3	4	5+
Surrender Charge	6%	5%	4%	3%	2%	0%

If a variable sub-account is liquidated, Surrender Charges will be deducted pro-rata across all remaining variable sub-accounts.

Surrender Charges will be applied to the gross Withdrawal amount. You may instead request that any Surrender Charge be deducted from the amount of the Withdrawal of Premium.

No Surrender Charges will apply to:

Payment of the Death Benefit (see page 34)
Commencement of Annuity Payments after the fifth Contract Year (see page 36)
Withdrawals equal to the greater of the following, which we refer to as the Surrender Charge Free Withdrawal:
è 10% of the Accumulation Value at the time of the Withdrawal less any Withdrawals already taken during current Contract Year; and
èTheamount of the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) (see page 25), less any Withdrawals already taken during the current Contract Year.

A Surrender Charge Free Withdrawal will not be considered a Withdrawal of Premium for purposes of assessing Surrender Charges.

àExplanatory Example #2:

The Contract is purchased with $30,000 of Initial Premium. After three Contract Years, the Accumulation Value equals $32,400, of which $3,240 ($32,400 * .10) is available in that Contract Year to withdraw without incurring Surrender Charges. A Withdrawal of $9,720 exceeds the Surrender Charge Free Withdrawal by $6,480 ($9,720 - $3,240) and would be subject to a 3% Surrender Charge of $200 (($6,480/(1-.03) * .03). The Surrender Charge will be deducted from your Accumulation Value.

There is no Surrender Charge under the Contract on amounts transferred or rolled over from certain existing contracts issued by us or one of our affiliates (“internal transfer”), provided that there was no Surrender Charge applicable to the existing contract at the time of the internal transfer. This waiver does not apply to all existing contracts.

The Contract has a waiver of Surrender Charge for Extended Medical Care or a Terminal Condition. Extended Medical Care means confinement in a Hospital or Nursing Home prescribed by a Qualifying Medical Professional, as these terms are defined in the Contract. We will waive the Surrender Charge in most states in the event:

You begin receiving Extended Medical Care on or after the first Contract Anniversary for at least 45 days during a 60 day period with Notice to Us during the term of your care or within 90 days after the last day of your care; or
You are first diagnosed by a Qualifying Medical Professional, on or after the first Contract Anniversary, as having a
Terminal Condition.

For purposes of this Surrender Charge waiver:

A Hospital or Nursing Home is defined as a hospital or a skilled care or intermediate care nursing facility:
¡Operating as such according to applicable law; and
¡At which medical treatment is available on a daily basis.
è A Hospital or Nursing Home does not include a rest home or other facility whose primary purpose is to provide accommodations, board or personal care services to individuals who do not need medical or nursing care.
A Qualifying Medical Professional is defined as a legally licensed practitioner of the healing arts who:

¡Is acting within the scope of his or her license;
¡Is not a resident of your household or that of the Annuitant; and
¡Is not related to you or the Annuitant by blood or marriage.

To qualify for a waiver as a result of Extended Medical Care:

You (or any Annuitant, if the Owner is a non-natural person) begin receiving Extended Medical Care on or after the first Contract Anniversary and receive such Extended Medical Care for at least 45 days during any continuous
60-day period; and
Your request for a Surrender or Withdrawal, together with satisfactory proof of such Extended Medical Care, must be provided by Notice to Us during the term of such Extended Medical Care or within 90 days after the last day that you received Extended Medical Care.

To qualify for a waiver as a result of a Terminal Condition:

You (or any Annuitant, if the Owner is a non-natural person) must first be diagnosed by a Qualifying Medical
Professional as having a Terminal Condition on or after the first Contract Anniversary; and
Your request for a Surrender or Withdrawal, together with satisfactory proof of such Terminal Condition, must be provided by Notice to Us.

We require the proof of Extended Medical Care or a Terminal Condition to be in writing and, where applicable, attested to by a Qualifying Medical Professional. We reserve the right in the Contract to require a secondary medical opinion by a Qualifying Medical Professional of our choosing. We will pay for any such secondary medical opinion.

Premium Tax

In certain states, the Premium you pay for the Contract is subject to a premium tax. A premium tax is generally any tax or fee imposed or levied by any state government or political subdivision thereof on your Premium received by us. Currently, the premium tax ranges from zero to 3.5%, depending on your state of residence. We reserve the right in the Contract to recoup the amount of any premium tax from the Accumulation Value if and when:

The premium tax is incurred by us; or
The Accumulation Value is applied to an Annuity Plan on the Annuity Commencement Date.

Unless you direct otherwise, a charge for any premium taxes will be deducted proportionally from the Accumulation Value. We reserve the right in the Contract to change the amount we charge for the premium tax if you change your state of residence. We do not expect to incur any other tax liability attributable to the Contract. We also reserve the right to charge for any other taxes as a result of any changes in applicable law.

Annual Administrative Charge

The Contract has a $40 annual administrative charge. This charge covers a portion of our ongoing administrative expenses and is deducted from the Accumulation Value in the variable sub-accounts. We deduct this charge on:

Each Contract Anniversary prior to the Annuity Commencement Date;
Each Contract Anniversary on or following the Annuity Commencement Date under the Table 2 Annuity Plans;
The Annuity Commencement Date; or
The date you Surrender the Contract.

Each such charge will be deducted in the same proportion that the Accumulation Value in that variable sub-account bears to the total Accumulation Value in all variable sub-accounts to that date. This charge is waived if either the Accumulation Value or total Premium paid is $100,000 or more when the annual administrative charge becomes due. We may at any time reduce, but never increase these amounts for waiving this charge.

Excess Transfer Charge

The Contract has a $25 charge for each transfer exceeding 12 during a Contract Year (which we refer to as an Excess Transfer). Currently, we do not deduct this charge. If you make an Excess Transfer, you will be assessed an Excess Transfer Charge. The charge is deducted from the Accumulation Value in the variable sub-account from which the transfer is made. The charge will not apply to any transfers due to the election of dollar cost averaging or automatic rebalancing.

Redemption Fees

If applicable, we may deduct the amount of any redemption fees imposed by the underlying investment portfolios as a result of

Withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your Accumulation Value. The prospectus for an underlying investment portfolio will have a more complete description of its fees and expenses.

Mortality & Expense Risk Charge

The Contract has a mortality & expense risk charge, currently 0.75% annually (the maximum annual charge is 1.50%), that is deducted on Business Days as a percentage of the Accumulation Value in each variable sub-account. This charge compensates us for Death Benefit and age risks and the risk that expense charges will not cover actual expenses. If there are any profits from this charge, we may use them to finance the distribution of the Contracts.

MGWB Charge

The charge for the MGWB is currently 1.00% annually (which we refer to as the MGWB Charge Rate), calculated using the MGWB Base and deducted proportionally, in arrears, from the Accumulation Value in the variable sub-accounts on each quarterly Contract Anniversary. The maximum MGWB Charge Rate is 1.90% annually. The MGWB charge is equal to the MGWB Base on the previous Business Day multiplied by the MGWB Charge Rate. This charge compensates us for the risk that the assumptions used in designing the MGWB prove accurate.

We reserve the right in the Contract to increase the charge for the MGWB, subject to the maximum annual charge. The Charge for the MGWB may increase at our discretion upon any of the following:

An increase to the MGWB Base or the Maximum Annual Withdrawal, which may occur due to a Ratchet;
If and when any Additional Premiums are paid into the Contract; or
An increase in the MAW percentage

We expect that when we increase the charge for the MGWB, we will increase it to an amount equal to the charge then in effect for new Contracts. In the event that we elect to increase the charge for the MGWB pertaining to your Contract, we will send Notice to You not less than XX days in advance [TO BE COMPLETED BY PRE-EFFECTIVE AMENDMENT.]. You may decline the charge increase by providing Notice to Us. When you decline a charge increase, you will forfeit all future Ratchets. You will not be permitted to pay any Additional Premiums into the Contract, and you will not be eligible for any increase in the MAW percentage. Please note that by declining a charge increase, you will limit your ability to increase the amount guaranteed to be available for Withdrawals annually under the MGWB.

The charge for the MGWB will continue to be assessed for as long as the MGWB is in effect, unless the Accumulation Value is reduced to zero. The MGWB charge will be prorated in the event that the Contract is terminated by Surrender or the Accumulation Value is applied to an Annuity Plan described in Table 1. See page 36. The charge for the MGWB will also be prorated in the event that the MGWB is terminated upon an impermissible ownership change, or you decide not to accept certain changes in connection with required automatic rebalancing. Upon Proof of Death (see page 35), any charges which are due but unpaid for any period the MGWB was active and in force prior to the date of death will be deducted, or any charges that have been deducted for any period of time after the date of death will be refunded. Prorated charges will be deducted on the next succeeding quarterly Contract Anniversary.

Consolidated Charge Deduction Option

You may elect the Consolidated Charge Deduction Option by providing Notice to Us, in which case all fees and expenses, except the daily mortality and expense risk charge, will be deducted from the Specially Designated Variable Sub-account –currently, the ING Money Market Portfolio. If you do not elect this option, or if the amount of the charges is greater than the Accumulation Value in the Specially Designated Variable Sub-account, we will deduct the fees and charges for the Contract proportionally from the variable sub-accounts to which your Accumulation Value is then allocated. You may cancel this option at any time by providing Notice to Us, and any change will take effect within 7 days of our receipt of your request.

Underlying Investment Portfolio Expenses

As shown in the prospectuses for the underlying investment portfolios as well as described in the “Fees Deducted by the Underlying Investment Portfolios” section of this prospectus, each underlying investment portfolio deducts management fees from the amounts allocated to it. In addition, each underlying investment portfolio deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and Contract Owner services provided on behalf of the fund. Furthermore, certain underlying investment portfolios may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. For a more complete description of these fees and expenses, review each prospectus for the underlying investment portfolio.

The Company or its U.S. affiliates receive substantial revenue from each of the underlying funds or their affiliates, although the amount and types of revenue vary with respect to each of the underlying investment portfolios offered through the Contract. This revenue is one of several factors we consider when determining the Contract fees and charges and whether to offer an underlying investment portfolio through our contracts. Fund revenue is important to the Company’s profitability, and it is generally more profitable for us to offer affiliated underlying investment portfolios than to offer unaffiliated underlying investment portfolios.

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to underlying investment portfolios managed by Directed Services LLC or other Company affiliates, which underlying investment portfolios may or may not also be subadvised by another Company affiliate. Assets allocated to underlying investment portfolios managed by a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated underlying investment portfolios generate the least amount of revenue. The Company expects to make a profit from this revenue to the extent it exceeds the Company’s expenses, including the payment of sales compensation to our distributors. Only affiliated funds are available under the Contract.

Types of Revenue Received from Affiliated Funds

     Affiliated funds are (a) funds managed by Directed Services LLC or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds may include:

A share of the management fee deducted from fund assets;
Service fees that are deducted from fund assets;
For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and
Other revenues that may be based either on an annual percentage of average net assets held in the fund by the
Company or a percentage of the fund’s management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

In addition to the types of revenue received from affiliated funds described above, affiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund’s investment adviser, subadviser or affiliate may make fixed dollar payments to help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as “fund of funds.” These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each investment portfolio and its corresponding underlying fund or funds.

Please note that certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see page 40.

The Annuity Contract

The Contract described in this prospectus is a modified single premium deferred variable annuity contract. The Contract provides a means for you to invest in one or more of the available variable sub-accounts and has a guaranteed minimum withdrawal benefit. The Contract is non-participating, which means that it will not pay dividends resulting from any surplus or earnings of the Company. The Contract consists of any attached application, amendment or Endorsements that are issued in consideration of the Initial Premium paid.

Owner

The Owner is the individual (or entity) entitled to exercise the rights incident to ownership. The Owner may be an individual or a non-natural person (e.g., a corporation or trust). We require the Owner to have an Insurable Interest in the Annuitant. See page 39. Two individuals may own the Contract, which we refer to as Joint Owners. Joint Owners must agree to any changes or exercise the rights under the Contract. The Death Benefit becomes payable (see page 34) if the Owner dies (or, in the case of multiple Owners, any Owner dies) before the Annuity Commencement Date (see page 39). If the Owner is a non-natural person, the Death Benefit becomes payable if any Annuitant dies prior to the Annuity Commencement Date. Under the Table 2 Annuity Plan for a non-qualified Contract, the Death Benefit is also payable after the Annuity Commencement Date (see page 38). We will pay the Death Benefit to the Beneficiary (see below).

Joint Owner

For Contracts purchased with after-tax money, which we refer to as non-qualified Contracts, Joint Owners may be named in a written request to us at any time before the Contract is in effect. A Joint Owner may not be an entity, however, and may not be named if the Owner is an entity. In the case of Joint Owners, all Owners must agree to any change or exercise of the rights under the Contract. Joint Owners must agree to any exercise of the rights under the Contract. All other rights of ownership must be exercised jointly by both Owners. Joint Owners own equal shares of any benefits accruing or payments made to them. In the case of Joint Owners, upon the death of a Joint Owner, any surviving Owner will take the place of, and will be deemed to be, the sole primary Beneficiary, and the Death Benefit is payable. See page 34. This Beneficiary change will override any previous Beneficiary designation. All rights of a joint Owner terminate upon the death of that Owner, so long as the other joint Owner survives, and the deceased joint Owner’s entire interest in the Contract will pass to the surviving joint Owner. The Death Benefit is either payable to the surviving joint Owner, or in the case of a surviving joint Owner who is the spouse of the deceased joint Owner, will be payable if the surviving joint Owner dies prior to the Annuity Commencement Date. See page 39.

Annuitant and Contingent Annuitant

The Annuitant is the individual upon whose life the Annuity Payments and the Minimum Guaranteed Withdrawal Benefits are based. The Annuitant must be a natural person, who is designated by you at the time the Contract is issued. If you do not designate the Annuitant, the Owner will be the Annuitant. In the case of Joint Owners, we will not issue a Contract if you have not designated the Annuitant. Each Owner must have an Insurable Interest in the life of the Annuitant. While the Minimum Guaranteed Withdrawal Benefit is in effect, the Annuitant must be the Owner, unless the Owner is not a natural person. If the Owner is a non-natural person, an Annuitant must be named. We require the Owner to have an Insurable Interest in the Annuitant. See page 39.

You may name a Contingent Annuitant. A Contingent Annuitant is the individual who will become the Annuitant if the named Annuitant dies prior to the Annuity Commencement Date.

Neither the Annuitant nor the contingent annuitant can be changed while he or she is still living. Permitted changes to the Annuitant:

If the Owner is an individual, and the Annuitant dies prior to the Annuity Commencement Date, the Contingent
Annuitant, if any, will become the Annuitant, if two Owners do not exist.
Otherwise, the Owner will become the Annuitant if the Owner is a natural person.
If two individual Owners exist, the youngest Owner will become the Annuitant.
The Owner, or joint Owners, must name an individual as the Annuitant if the Owner is age 85 or older as of the date of the Annuitant’s death. We require the Owner to have an Insurable Interest in the Annuitant. See page 39.

If the Owner is a non-natural person, and the Annuitant dies before the Annuity Commencement Date, we will pay the Death Benefit to the designated Beneficiary (see below). Under the Table 2 Annuity Plan for a non-qualified Contract, the Death Benefit is also payable after the Annuity Commencement Date (see page 38). There are different distribution requirements under the Code for paying the Death Benefit on a Contract that is owned by a non-natural person. You should consult your tax adviser for more information if the Owner is non-natural person.

Beneficiary

The Beneficiary is the individual or entity designated by you to receive the Death Benefit. The Beneficiary may become the successor Owner if the Owner, who is a spouse, as defined under U.S. federal law, dies before the Annuity Commencement Date. You may designate one or more classes of Beneficiaries: primary Beneficiaries and contingent Beneficiaries. The Death Benefit will be paid to the primary Beneficiary. The Owner may designate a contingent Beneficiary, who will become the Beneficiary if all primary Beneficiaries die before any Owner (or the Annuitant if the Owner is a non-natural person). The Owner may designate one or more primary Beneficiaries and contingent Beneficiaries. The Owner may also designate any Beneficiary to be an Irrevocable Beneficiary. An Irrevocable Beneficiary is a Beneficiary whose rights and interest under the Contract cannot be changed without the consent of such Irrevocable Beneficiary.

Payment of the Death Benefit to the Beneficiary:

We pay the Death Benefit to the primary Beneficiary (unless there are joint Owners, in which case the Death Benefit is paid to the surviving Owner(s)).
If all primary Beneficiaries die before any Owner (or, if the Owner is not a natural person, the Annuitant), we pay the
Death Benefit to any contingent Beneficiary, who shall take the place of, and be deemed to be, the primary
Beneficiary.
If there is a sole natural Owner and no surviving Beneficiary (or no Beneficiary is designated), we pay the Death
Benefit to the Owner’s estate.
If the Owner is not a natural person and all Beneficiaries die before the Annuitant (or no Beneficiary is designated), the Owner will be deemed to be the primary Beneficiary.
One or more individuals may be a Beneficiary or contingent Beneficiary.
In the case of more than one Beneficiary, we will assume any Death Benefit is to be paid in equal shares to all primary
Beneficiaries, unless you provide Notice to Us directing otherwise.

We will deem a Beneficiary to have predeceased the Owner if:

The Beneficiary died at the same time as the Owner;
The Beneficiary died within 24 hours after the Owner’s death; or
There is insufficient evidence to determine that the Beneficiary and Owner died other than at the same time.

The Beneficiary may decide how to receive the Death Benefit, subject to the distribution requirements under Section 72(s) of the Code. You may restrict a Beneficiary’s right to elect an Annuity Plan or receive the Death Benefit in a single lump-sum payment.

Change of Owner or Beneficiary

You may change the ownership of a non-qualified Contract before the Annuity Commencement Date. Any change, addition or deletion of an Owner is treated as a change of ownership. We require any new Owner to have an Insurable Interest in the Annuitant. See page 39.

The age of the new Owner (or, if the new Owner is a non-natural person, the Annuitant’s age), as of the date of the change, will be used in determining when a Death Benefit is payable. In the event that the new Owner (or, in the case of a change to a non-natural Owner, the Annuitant) is age 85 or older, the Death Benefit after the ownership change will be the Accumulation Value. Please note that once a Death Benefit has been changed due to a change in Owner, a subsequent change to a younger Owner will not restore the Death Benefit.

A change in ownership may cause the Minimum Guaranteed Withdrawal Benefit to terminate. The following changes of Owner are permitted under the Minimum Guaranteed Withdrawal Benefit:

Continuation of the Contract by a Beneficiary who is the spouse (as defined under federal law) of the deceased
Owner;
From one custodian to another for the benefit of the same individual;
From a custodian for the benefit of an individual to the same individual;
From an individual to custodian for the benefit of the same individual;
Collateral assignments;
From one trust to another where the individual Owner and the grantor of both trusts are the same individual;
From one individual to a trust where the individual Owner and the grantor of the trust are the same individual;
From a trust to an individual where the individual Owner and grantor of the trust is the same individual;
Pursuant to a court order; and
From an Owner of a tax-qualified Contract that is a non-natural person to a beneficial owner or participant of that tax-
qualified Contract.

You have the right to change the Beneficiary unless you have designated such person as an Irrevocable Beneficiary at any time prior to the Annuity Commencement Date. Unless you specify otherwise, a change of Beneficiary cancels any existing Beneficiary designations in the same class (primary or contingent).

Notice to Us is required for any changes pursuant to the Contract. Any such change will take effect as of the date Notice to Us is received and not affect any payment made or action taken by us before recording the change. A change of Owner likely has tax consequences. See page 43.

Contract Purchase Requirements

We will issue a Contract so long as the Annuitant and the Owner (if natural person) are between the ages 50 and 80 at the time of application. An Insurable Interest must exist at the time we issue the Contract. In purchasing the Contract, you will represent and acknowledge that the Owner has an Insurable Interest in the Annuitant. We require the agent/registered representative to confirm on the application that the Owner has an Insurable Interest in the Annuitant. Insurable Interest means the Owner has a lawful and substantial economic interest in the continued life of a person. See page 39.

The minimum initial payment (which we refer to as the Initial Premium) for non-qualified (purchased with after-tax money) Contracts must be at least $10,000, and the Initial Premium for qualified (purchased with pre-tax money) Contracts must be at least $5,000. We currently accept Additional Premiums (any payment after the first payment) from the time your right to return the Contract expires up to 90 days after the first Contract Anniversary, but only when you notify us that Additional Premium will be coming before the end of the first Contract Year. Otherwise, we will only accept Additional Premiums through the end of the first Contract Year. Your ability to pay Additional Premiums is subject to our right in the Contract to not allow Additional Premiums. Each Additional Premium must be at least $500 for non-qualified Contracts and $50 for qualified Contracts.

We may refuse to accept certain forms of payment (e.g., traveler’s checks). We may also require information as to why a particular form of payment was used (e.g., third party checks), and the source of the funds, before we decide to accept it. We will not issue a Contract when you use an unacceptable form of payment. We will return to the source any payments we determine to be unacceptable.

If your Premium payment was transmitted by wire order from your agent/registered representative (broker-dealer), we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. Which procedure depends on whether your state or agent/registered representative (broker-dealer) requires an application to issue the Contract.

If an application is required, we will issue the Contract along with a Contract acknowledgement and delivery statement, but we reserve the right to void the Contract if we are not in receipt of a properly completed application within 5 days of receiving the Initial Premium. We will refund the Accumulation Value plus any charges we deducted, and the Contract will be voided. We will return the Initial Premium when required.
When an application is not required, we will issue the Contract along with a Contract acknowledgement and delivery statement. We require you to execute and return the Contract acknowledgement and delivery statement. Until you do, we will require a signature guarantee, or notarized signature, on certain transactions prior to processing.

Our prior approval is required for Premium that would cause the Accumulation Value of all annuities you maintain with us to exceed $1,000,000.

Availability of the Contract

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state income tax brackets. You should not buy this Contract if:

You are looking for a short-term investment;
You cannot risk getting back an amount less than your initial investment; or
Your assets are in a plan that already provides for tax-deferral and you can identify no other benefits in purchasing this Contract.

When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, you should determine whether your existing contract will be subject to any fees or penalties upon termination of such contract. You should also compare the fees, charges, coverage provisions and limitations, if any, of your existing contract to this Contract.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits, which other plans may not provide. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See page 47 for more information. If this Contract is issued as an IRA, no contributions may be made for the taxable year in which you attain age 70½.

Crediting of Premium Payments

We will process your Initial Premium within 2 Business Days of receipt and allocate it according to the instructions you specify, in an amount equal to the Accumulation Value as next determined, so long as the application and all information necessary for processing the Contract are complete. The Contract will not be issued unless your Initial Premium is allocated in accordance with the allocation percentages of each group of variable sub-accounts under required automatic rebalancing for the MGWB. See page 13.

In the event that an application is incomplete for any reason, we are permitted to retain your Initial Premium for up to 5 Business Days while attempting to complete it. We will contact you for further instructions when a variable sub-account that you have selected is not available or, we believe, is requested in error. If the application cannot be completed during this time, we will inform you of the reasons for the delay. We will also return the Initial Premium promptly. Alternatively, you may direct us to hold the Initial Premium, which we will place in a non-interest bearing account until the application is completed. Once the application is completed, we will process your Initial Premium within 2 Business Days and allocate it according to your instructions.

In some states, we may be required to allocate your Initial Premium to a money market sub-account while you have the right to return the Contract for a refund of the Initial Premium. We refer to this sub-account in the Contract as the Specially Designated Variable Sub-account – currently, the ING Money Market Portfolio. After your right to return the Contract expires, we will convert your Accumulation Value in the Specially Designated Variable Sub-account to Accumulation Value of the variable sub-accounts you previously selected. The Accumulation Value will be allocated based on the Accumulation Value next computed for each variable sub-account.

We will process Additional Premium payments on or after the Accumulation Value next determined after receipt when we receive complete instructions. On Additional Premium, we will ask about any missing information. Additional Premium will be allocated in the same proportion as the current Accumulation Value, unless you specify otherwise. If a variable sub-account is no longer available for the allocation of Additional Premium (or for transfers) because it has been substituted or merged into another variable sub-account, we will execute your instructions using the substituted or merged variable sub-account. If a variable sub-account is no longer available for any other reason (including due to a fund purchase restriction) or, we believe, is requested in error, we will allocate the Additional Premiums proportionally among the other variable sub-account(s) in your current allocation. If none of the variable sub-acounts in which you are currently invested are available for the allocation of Additional Premium, we will attempt to contact you or your designated representative and obtain alternate instructions. Otherwise, we will return the Additional Premium to you.

Once we allocate your Initial Premium and any permitted Additional Premiums to the variable sub-accounts selected by you, we will convert them to accumulation units. We have established an account to hold assets funding the variable benefits for this and other variable contracts, which we refer to as Variable Annuity Account B. We will divide the amount of the payment allocated to a particular variable sub-account by the value of an accumulation unit for the variable sub-account to determine the number of accumulation units of the variable sub-account to be held in Variable Annuity Account B with respect to your Contract. The net investment results of each variable sub-account vary with its investment performance.

Administrative Procedures

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the Accumulation Value as it is next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile Withdrawal request form), even if appropriate identifying information is provided.

State Variations

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus. This prospectus provides a general description of the Contract and is qualified in its entirety by reference to the Contract. We urge you to read the Contract because it, not this description, defines your rights as an investor. Please see your Contract for the details. You have a Right to Examine and Return this Contract at any time within 10 days of its receipt if you decide you do not want it. See page 40.

Other Contracts

We and our affiliates offer various other products with different features and terms than the Contracts, which may offer some or all of the same variable sub-accounts. These products may have different benefits, fees and charges, and may or may not better match your needs. Please consult your agent/registered representative if you are interested in learning more information about these other products.

Minimum Guaranteed Withdrawal Benefit

Highlights

This paragraph introduces the terminology (i.e., the defined terms) of the Minimum Guaranteed Withdrawal Benefit, or MGWB, and provides a general overview of how its components work together. Benefits and guarantees are subject to the terms, conditions and limitations of the MGWB provisions under the Contract. More detailed information follows below. The capitalized words that are underlined in this paragraph constitute terminology that is unique to the MGWB and also indicate the title of the subsections included below, in which these defined terms are defined. The MGWB guarantees an amount available for regular or systematic Withdrawals from the Contract each Contract Year once the Lifetime Withdrawal Phase begins (which is the date of your first Withdrawal on or after the Annuitant reaches the Lifetime Withdrawal Eligibility Age). We use the MGWB Base (which is set to the Initial Premium on the Contract Date and adjusted as described below) as part of the calculation of the pre-determined amount the MGWB guarantees to be available for regular or systematic Withdrawals from the Contract each Contract Year (which we refer to as the Maximum Annual Withdrawal). The rate at which we calculate the amount of the Maximum Annual Withdrawal is greater the longer you can wait to take a Withdrawal. The guarantee continues when the MGWB enters Lifetime Automatic Periodic Benefit Status (which begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the Maximum Annual Withdrawal), at which time we will make periodic payments to you in an aggregate annual amount equal to the Maximum Annual Withdrawal (since Accumulation Value would be zero) until the Annuitant’s death. The MGWB Base is eligible for Ratchets (which are recalculations of the MGWB Base as described below), and is subject to adjustment for any Excess Withdrawals. The MGWB has an allowance for Withdrawals from a Contract subject to the Required Minimum Distribution rules of the Code that would otherwise be Excess Withdrawals. The MGWB allows for spousal continuation.

MGWB Base

The MGWB Base is the factor we use for the sole purpose of calculating the Maximum Annual Withdrawal and the charges for the MGWB. On the Contract Date, the MGWB Base is set equal to the Initial Premium. The MGWB Base is increased, dollar for dollar, by any Additional Premiums that we may permit and accept. The MGWB Base may also be increased by Ratchets and may decrease due to any Withdrawals. The MGWB has no cash value.

Withdrawals and Excess Withdrawals

Once the Lifetime Withdrawal Phase begins, on the date of your first Withdrawal after the Annuitant is age 65, Withdrawals within a Contract Year up to the Maximum Annual Withdrawal, including for payment of Investment Advisory Fees, will have no impact on the MGWB Base. These Withdrawals will not incur Surrender Charges. Additionally, we will waive the Surrender Charges on Withdrawals in a Contract Year that are less than or equal to the Surrender Charge Free Withdrawal. See page 15.

àExplanatory Example:

Under a Contract in the Lifetime Withdrawal Phase of the MGWB, the Accumulation Value is $90,000, the MGWB Base is $100,000, and the Maximum Annual Withdrawal is $5,500. While a Withdrawal of $5,500 would reduce the Accumulation Value to $84,500, it would not reduce the MGWB Base, as the Withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is:

Any Withdrawal taken before the Annuitant reaches the Lifetime Withdrawal Eligibility Age, other than a request for the payment of Investment Advisory Fees;
Any Withdrawal in a Contract Year exceeding the then current Maximum Annual Withdrawal (MAW) on or after the Lifetime Withdrawal Phase has begun; or

On the date that any Excess Withdrawal occurs, we will apply an immediate pro-rata reduction to the MGWB Base. The proportion of any such reduction will equal:

A
{B – (C – A)}

A is the amount of the Excess Withdrawal
B is the Accumulation Value immediately prior to the Withdrawal
C is the total amount of the current Withdrawal

IMPORTANT NOTE: An Excess Withdrawal will be deemed to be a full Surrender and the Cash Surrender Value will be paid if, at the time of the Withdrawal, no Premiums have been received for the prior 24 months and the remaining Cash Surrender Value as of the close of that Business Day is less than $2,500.

In addition to the MGWB Base, an Excess Withdrawal will result in a pro-rata reduction of the MGWB Base, meaning the MGWB Base will be reduced in the same proportion as the Accumulation Value is reduced by the portion of the Withdrawal that is considered an Excess Withdrawal, inclusive of Surrender Charges (rather than the total amount of the Withdrawal). An Excess Withdrawal may subject to Surrender Charges whether or not the Lifetime Withdrawal Phase has begun. Surrender Charges are considered part of the Withdrawal.

àExplanatory Example:

Under a Contract before the Lifetime Withdrawal Phase of the MGWB begins, the Accumulation Value is $90,000, the MGWB Base is $100,000, and there is no Maximum Annual Withdrawal because the Annuitant not yet age 65. As a result, the entire amount of a $3,000 Withdrawal is considered an Excess Withdrawal. The MGWB Base will be reduced by 3.33% ($3,000/$90,000) to $96,667 ((1 - 3.33%) * $100,000). This example assumes no Surrender Charges.

Accumulation	Net	Surrender	Gross	Total Net	Total Gross	MGWB	Maximum
Value	Withdrawal	Charges	Withdrawal	Withdrawals	Withdrawals	Base	Annual
							Withdrawal
$90,000	($3,000)	0	($3,000)	($3,000)	($3,000)	$100,000	n/a
$87,000						$96,667

Although a Withdrawal to pay Investment Advisory Fees before the Lifetime Withdrawal Phase begins is considered an Excess Withdrawal, the adjustment to the MGWB Base will be dollar for dollar (rather than pro-rata).

An Excess Withdrawal that occurs after the Lifetime Withdrawal Phase begins will also cause the Maximum Annual Withdrawal to be recalculated. The adjustment to the MGWB Base and Maximum Annual Withdrawal is based on the lesser of the amount by which the total gross Withdrawals in the Contract Year exceed the Maximum Annual Withdrawal and the amount of the current gross Withdrawal.

àExplanatory Example:

Under a Contract after the Lifetime Withdrawal Phase of the MGWB begins, the Accumulation Value is $53,000, the MGWB Base is $100,000, and the Maximum Annual Withdrawal is $5,000. The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal and do not incur Surrender Charges. The next Withdrawal of $1,500 exceeds the Maximum Annual Withdrawal and will incur Surrender Charges. Although the current Withdrawal is $1,700 with surrender charge, the adjustment to the MGWB Base and the Maximum Annual Withdrawal is based on $1,200, which is the amount by which the total gross Withdrawals in the Contract Year exceed the Maximum Annual Withdrawal. The MGWB Base will be reduced by 2.5% ($1,200/$48,000) to $97,500 ((1 - 2.5%) * $100,000). The Maximum Annual Withdrawal is also reduced by 2.5% to $4,875 ((1 - 2.5%) * $5,000).

Accumulation	Net	Surrender	Gross	Total Net	Total Gross	MGWB	Maximum
Value	Withdrawal	Charges	Withdrawal	Withdrawals	Withdrawals	Base	Annual
							Withdrawal
$53,000	($3,000)		($3,000)	($3,000)	($3,000)	$100,000	$5,000
$50,000	($1,500)		($1,500)	($4,500)	($4,500)	$100,000	$5,000
$48,500	($1,500)	($200)	($1,700)	($6,000)	($6,200)	$100,000	$5,000
$46,800				($6,000)	($6,200)	$97,500	$4,875

Ratchets

The MGWB Base is recalculated on each Contract Anniversary (which we refer to as the Ratchet Date) to equal the greater of the current value of:

The MGWB Base; and
The Accumulation Value

We call each such recalculation a Ratchet. If the Accumulation Value on the applicable Ratchet Date is equal to or less than the MGWB Base on such Ratchet Date, no Ratchet occurs.

If a Ratchet is scheduled to occur on a non-Business Day, the determination of whether a Ratchet will occur will take place on the next Business Day, calculated using the Accumulation Value as of the end of that Business Day, prior to the processing of any transactions. To the extent an Additional Premium is accepted, on any date that such Additional Premium is paid on a Ratchet Date, that Additional Premium will be added to the MGWB Base before any otherwise applicable Ratchets are applied.

Lifetime Withdrawal Phase

The Lifetime Withdrawal Phase is the period during which the maximum amount available for Withdrawal in any Contract Year without reducing the MGWB Base in future Contract Years is calculated (which we refer to as the Maximum Annual Withdrawal). The Lifetime Withdrawal Phase begins on the date of your first Withdrawal, other than a Withdrawal requested for payment of Investment Advisory Fees, on and after the Annuitant is age 65 (which we refer to as the Lifetime Eligibility Age). On the date of your first Withdrawal after the Annuitant is age 65, the MGWB Base is recalculated to equal the greater of the current value of:

The MGWB Base; and
The Accumulation Value on the previous Business Day.

The Lifetime Withdrawal Phase will continue until the earliest of:

The date Annuity Payments begin, except under the Table 2 Annuity Plan for a non-qualified Contract (see page
36);
The Accumulation Value is reduced to zero by an Excess Withdrawal;
The date the Contract enters Lifetime Automatic Periodic Benefit Status;
Surrender of the Contract; and
The first Owner’s death or, if the Owner is not a natural person, the Annuitant’s death, unless the Beneficiary is the
Owner’s spouse and elects to continue the Contract.

Maximum Annual Withdrawal

The Maximum Annual Withdrawal is the maximum amount available for regular or systematic Withdrawals from the Contract under the MGWB in any Contract Year without reducing the MGWB Base in future Contract Years. The Maximum Annual Withdrawal equals the MGWB Base multiplied by the applicable MAW percentage, as set forth in the schedules below. The amount of the Maximum Annual Withdrawal is first calculated on the date the Lifetime Withdrawal Phase begins. We use the MAW percentages from one of the three schedules below to calculate the amount of the Maximum Annual Withdrawal. The MAW percentages are based on the age of the Annuitant as of the date the Maximum Annual Withdrawal is calculated. The schedules depend on the number of Contract Years completed prior to any Withdrawal, other than a Withdrawal to pay Investment Advisory Fees. The rate at which we calculate the amount of the Maximum Annual Withdrawal is greater the longer you wait to take a Withdrawal:

Before 5th		After 5th but before 10th		After 10th
Contract Anniversary		Contract Anniversary		Contract Anniversary
Annuitant’s Age	MAW%	Annuitant’s Age	MAW%	Annuitant’s Age	MAW%
65-69	3.0%	65-69	4.0%	65-69	5.0%
70-74	3.5%	70-74	4.5%	70-74	5.5%
75+	4.0%	75+	5.0%	75+	6.0%

Once determined, the schedule of MAW percentages will apply for the life of the Annuitant. During the Lifetime Withdrawal Phase, you are eligible for a greater MAW percentage within the same schedule of MAW percentages as the Annuitant ages. The Maximum Annual Withdrawal will be automatically recalculated using the greater MAW percentage on the next Contract Anniversary. The MAW percentage is permanently fixed, however, once the MGWB enters Lifetime Automatic Periodic Benefit Status, which begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the Maximum Annual Withdrawal.

The Maximum Annual Withdrawal is recalculated whenever the MGWB Base is recalculated, and the amount of the Maximum Annual Withdrawal will increase if the MGWB Base is increased through Ratchets. The amount of the Maximum Annual Withdrawal will not be reduced by any negative market performance attributable to your variable sub-account allocations.

ONLY FOR TAX-QUALIFIED CONTRACTS
ALLOWANCE FOR REQUIRED MINIMUM DISTRIBUTIONS

Required Minimum Distributions

For purposes of the MGWB, we do not deem Withdrawals that exceed the Maximum Annual Withdrawal to be Excess Withdrawals, if such Withdrawals relate to a Contract subject to the Required Minimum Distribution rules of the Code. You will be entitled to receive the amount by which the Required Minimum Distribution applicable to this Contract for a calendar year exceeds the Maximum Annual Withdrawal without causing a pro-rata adjustment to the MGWB Base and Maximum Annual Withdrawal. We refer to this amount as the Additional Withdrawal Amount.

àExplanatory Example:

If your Required Minimum Distribution for the current calendar year applicable to the Contract is $6,000, and the Maximum Annual Withdrawal is $5,000, then you will be entitled to receive an Additional Withdrawal Amount of $1,000 ($6,000 -$5,000).

The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January to equal the portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on the determination date. We waive surrender charges on Withdrawals in a Contract Year that are less than or equal to the Surrender Charge Free Withdrawal. See page 15. Amounts Withdrawn for payment of Investment Advisory Fees will count toward the application of the Maximum Annual Withdrawal and the Additional Withdrawal Amount.

If you are entitled to an Additional Withdrawal Amount, once you have taken the Maximum Annual Withdrawal for the then current Contract Year, the amount of any additional Withdrawals will reduce the Additional Withdrawal Amount for the current calendar year and, and if such additional Withdrawals do not exceed the Additional Withdrawal Amount, they will not constitute Excess Withdrawals.

àExplanatory Example:

Assuming the Required Minimum Distribution for the current calendar year applicable to the Contract is $6,000, and the Maximum Annual Withdrawal is $5,000, the Additional Withdrawal Amount equals $1,000 ($6,000 - $5,000). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal. Although the next Withdrawal of $1,500 exceeds the Maximum Annual Withdrawal by $1,000, this amount is equal to the Additional Withdrawal Amount. Because the Additional Withdrawal Amount is not deemed to be an Excess Withdrawal, there would be no pro-rata adjustment to the MGWB Base and Maximum Annual Withdrawal.

Any unused amount of the Additional Withdrawal Amount from one calendar year may be carried over to the next calendar year and is available through the end of that latter year, at which time any amount remaining will expire. Once you have taken the Maximum Annual Withdrawal for the current Contract Year, the dollar amount of any additional Withdrawals will first count against and reduce any unused Additional Withdrawal Amount from the previous calendar year, followed by any Additional Withdrawal Amount for the current calendar year.

àExplanatory Example:

Assume the most recent Contract Anniversary was July 1, 2008 and the Maximum Annual Withdrawal is $5,000. Also assume the Required Minimum Distributions for 2009 and 2010 applicable to the Contract are $6,000 and $5,000, respectively. Between July 1, 2008 and December 2008, a Withdrawal is taken that exhausts the Maximum Annual Withdrawal. On January 1, 2009, the Additional Withdrawal Amount for the current calendar year equals $1,000 ($6,000 -$5,000). (Note: Although the Maximum Annual Withdrawal has been exhausted, it is still used to calculate the Additional Withdrawal Amount.) No additional Withdrawals occur in 2009. On January 1, 2010, the Additional Withdrawal Amount for the current calendar year equals zero ($5,000 - $5,000). However, the Additional Withdrawal Amount calculated for 2009 would still available for Withdrawal until December 31, 2010.

Withdrawals that exceed the amount of the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts will be deemed to be Excess Withdrawals that will cause a pro-rata reduction of the MGWB Base, and therefore, a recalculation of the amount of the Maximum Annual Withdrawal.

àExplanatory Example:

Under a Contract with an Accumulation Value of $53,000, the MGWB Base is $100,000, the Maximum Annual Withdrawal is $5,000 and the Required Minimum Distribution for the current calendar year applicable to the Contract is $6,000. The Additional Withdrawal amount equals $1,000 ($6,000 - $5,000). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal. The next Withdrawal of $3,500 exceeds the sum of the Maximum

Annual Withdrawal and the Additional Withdrawal Amount. Although the current Withdrawal is $3,500, the adjustment to the MGWB Base and the Maximum Annual Withdrawal is based on $2,000, which is the amount by which the total Withdrawals in the Contract Year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount. The MGWB Base will be reduced by 4..26% ($2,000/47,000) to $95,745 ((1 - 4.26%) * $100,000). The Maximum Annual Withdrawal is also reduced by 4.26% to $4,787 (1 - 4.26%) * $5,000). This example assumes no surrender charges.

Accumulation		Total	MGWB	Maximum
Value	Withdrawal	Withdrawals	Base	Annual
				Withdrawal
$53,000	($3,000)	($3,000)	$100,000	$5,000
$50,000	($1,500)	($4,500)	$100,000	$5,000
$48,500	($3,500)	($8,000)	$100,000	$5,000
$45,000		($8,000)	$95,745	$4,787

The Additional Withdrawal Amount is not subject to any adjustment in the event that the Maximum Annual Withdrawal is recalculated during a Contract Year. There is also no adjustment to the Additional Withdrawal Amount upon spousal continuation of the MGWB.

Lifetime Automatic Periodic Benefit Status

Lifetime Automatic Periodic Benefit Status only begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the Maximum Annual Withdrawal and not by an Excess Withdrawal (or Surrender of the Contract). An Excess Withdrawal that causes your Accumulation Value to be reduced to zero will terminate the MGWB. Moreover, any Excess Withdrawal will be deemed to be a full Surrener and the Cash Surrender Value will be paid if, at the time of the Withdrawal, no Premiums have been received for the prior 24 months and the remaining Cash Surrender Value as of the close of that Business Day is less than $2,500. See page 23.

During Lifetime Automatic Periodic Benefit Status, you will no longer be entitled to make Withdrawals; instead, we will make periodic payments to you, which over the course of a Contract Year, will, in the aggregate, equal the Maximum Annual Withdrawal. We refer to these payments as MGWB Periodic Payments. MGWB Periodic Payments will begin on the first Contract Anniversary after the date the MGWB enters Lifetime Periodic Benefit Status and will continue to be paid annually for each Contract Year thereafter until the Annuitant dies and the Contract terminates. If, when Lifetime Automatic Periodic Benefit Status begins, your net Withdrawals are less than the Maximum Annual Withdrawal for that Contract Year, we will promptly pay you the difference.

During Lifetime Automatic Periodic Benefit Status:

The dollar amount of the Maximum Annual Withdrawal will be the same for the remaining life of the Annuitant.
The MAW percentage is permanently fixed, and you will no longer be eligible for a greater MAW percentage as the
Annuitant ages.
No Additional Premiums are permitted.
The Contract will provide no further benefits other than as provided in connection with the Minimum Guaranteed
Withdrawal Benefit.
Any Endorsements attached to the Contract will terminate unless specified otherwise

The Owner or, if applicable, the Owner’s estate is obligated to return any MGWB Periodic Payments made before we receive Notice to Us of the Annuitant’s death.

If you have previously elected to receive systematic Withdrawals pursuant to the terms of the Contract, which would entitle you to receive either a fixed dollar amount or an amount based upon a percentage of the Accumulation Value that is withdrawn from your Contract and paid to you on a monthly, quarterly or annual basis, the MGWB Periodic Payments once Lifetime Automatic Periodic Benefit Status begins will be made at the same frequency and on the same dates as previously set up, provided the payments were being made monthly or quarterly. If the payments were being made annually, then the MGWB Periodic Payments will be made on each Contract Anniversary. The sum of the MGWB Periodic Payments in each Contract Year will equal the amount of the Maximum Annual Withdrawal.

In the event that the Accumulation Value is reduced to zero before the Lifetime Withdrawal Phase begins, MGWB Periodic Payments will be deferred until the Contract Anniversary on or after the Annuitant reaches age 65. A Death Benefit may still be payable while the MGWB is in deferred Lifetime Automatic Periodic Benefit Status. See page 34.

Death of Owner or Annuitant and Spousal Continuation of the MGWB

The MGWB terminates upon the death of the Owner, if such Owner is a natural person. In the case of joint Owners who are natural persons, the MGWB terminates upon the death of the first Owner and in the case of an Owner that is a non-natural person, the MGWB terminates upon the death of the Annuitant. When the MGWB is in Lifetime Automatic Periodic Benefit Status, it terminates on the date of the Annuitant’s death.

The Contract permits a Beneficiary who is the spouse of the deceased Owner to elect to continue the Contract. The surviving spouse as Beneficiary (or deemed Beneficiary) has the option, but is not required to continue the Contract. The spouse’s right to continue the Contract is limited by our use of the definition of “spouse” under U.S. federal law, which refers only to a person of the opposite sex who is a husband or a wife. In electing to continue the Contract, the age of the surviving spouse will be used as the Owner’s age under the continued Contract. The surviving spouse will become the sole Owner and will also replace the deceased Owner as Annuitant, if applicable.

The MGWB is continued on the next quarterly Contract Anniversary following spousal continuation of the Contract. The Lifetime Withdrawal Phase does not begin, or resume, until the date of the first Withdrawal after the surviving spouse as the Annuitant reaches age 65. The amount of the Maximum Annual Withdrawal will also be calculated, or recalculated, based on the age of the surviving spouse as the Annuitant. Any Withdrawal taken after spousal continuation of the Contract, but before the MGWB is continued will be considered an Excess Withdrawal. The MGWB Base remains eligible for Ratchets. Any available Additional Withdrawal Amounts will not be adjusted due to a spousal continuation.

Treatment of the MGWB upon spousal continuation depends on whether or not the surviving spouse is the original Annuitant and the Lifetime Withdrawal Phase has begun:

If the surviving spouse is NOT the a Joint Owner and the	If the surviving spouse IS a Joint Owner and the original
original Annuitant AND the Lifetime Withdrawal Phase has	Annuitant OR the Lifetime Withdrawal Phase has not yet begun:
already begun:
The MGWB Base equals the Accumulation Value, inclusive of	The MGWB Base equals the greater of the Accumulation Value,
the Death Benefit, as of the date of the spousal continuance.	inclusive of the Death Benefit; and the last calculated MGWB
Base, reduced pro-rata for any Withdrawals since the deceased
Owner’s death.
Additional Premiums will only be allowed until the first Contract	Additional Premiums will only be allowed until the first Contract
Anniversary following the original Contract Date.	Anniversary following the original Contract Date.
The schedule of MAW percentages to calculate the amount of	The schedule of MAW percentages to calculate the amount of
the Maximum Annual Withdrawal is based on the current age of	the Maximum Annual Withdrawal is based on the current age of
the surviving spouse as Annuitant. The number of Contract	the surviving spouse as the original Annuitant. The number of
Years completed prior to any Withdrawal is measured from the	Contract Years completed prior to any Withdrawal is measured
date the surviving spouse continues the MGWB.	from the Contract Date.

Surrender and Withdrawals

Except under certain tax-qualified Contracts, you may withdraw all or part of your money at any time before the earlier of:

The date on which Annuity Payments begin (which we refer to as the Annuity Commencement Date), except under the Table 2 Annuity Plans (see page 36); and
IMPORTANT NOTE: You may take a Withdrawal after the Annuity Commencement Date under the Table 2
Annuity Plan for a non-qualified Contract; you may Surrender the Contract after the Annuity Commencement
Date under both Table 2 Annuity Plans.
The death of the Owner (or, if the Owner is not a natural person, the death of the Annuitant).

A Surrender or Withdrawal before the Owner or Annuitant, as applicable, reaches age 59 ½ may be subject to a U.S. federal income tax penalty equal to 10% of such amount treated as income, for which you would be responsible. See page 43 for a general discussion of the U.S. federal income tax treatment of the Contract, which discussion is not intended to be tax advice. You should consult a tax adviser for advice about the effect of U.S. federal income tax laws, state laws or any other tax laws affecting the Contract, or any transaction involving the Contract.

Cash Surrender Value

You may take the full cash value from the Contract (which we refer to as the Cash Surrender Value). We do not guarantee a minimum Cash Surrender Value. The Cash Surrender Value will fluctuate daily based on the investment results of the variable sub-accounts to which your Accumulation Value is allocated. At any time prior to the Annuity Commencement Date, the Cash Surrender Value

equals:

Accumulation Value èMinus (if applicable)

¡Any applicable Surrender Charges
¡Any non-daily charges that have been incurred but not deducted (for example, the annual administrative charge and the pro-rata portion of any MGWB Charges)
¡Any Surrender Charges calculated at the time of Surrender

To Surrender the Contract, you must provide Notice to Us of such Surrender. If we receive your Notice to Us before the close of business on any Business Day, we will determine the Cash Surrender Value as of the close of business on such Business Day; otherwise, we will determine the Cash Surrender Value as of the close of the next Business Day. We may require that the Contract be returned to us before we pay you the Cash Surrender Value. If you have lost the Contract, we may require that you complete and return to our Customer Service Center a lost contract form.

We will generally pay the Cash Surrender Value within 7 days of receipt of Notice to Us of such Surrender. You may receive the Cash Surrender Value in a single lump sum payment or apply it to an Annuity Plan. See page 36. Upon payment of the Cash Surrender Value, this Contract will terminate and cease to have any further value.

Withdrawals

You may take a portion of the Accumulation Value from the Contract (which we refer to as a Withdrawal). To make a Withdrawal, you must provide Notice to Us that specifies the variable sub-accounts from which to make the Withdrawal. Otherwise, we will make the Withdrawal on a pro-rata basis from all of the variable sub-accounts in which you are invested. If we receive your Notice to Us before the close of business on any Business Day, we will determine the amount of the Accumulation Value of each variable sub-account at the close of business on such Business Day; otherwise, we will determine the amount of the Accumulation Value as of the close of the next Business Day. The Accumulation Value may be more or less than the Premium payments you have made. A Withdrawal may be subject to a surrender charge.

We currently offer the following Withdrawal options:

Regular Withdrawals; and
Systematic Withdrawals.

Regular Withdrawals
After your right to return the Contract has expired (see page 40), you may take one or more regular Withdrawals. Each such regular
Withdrawal must be a minimum of the lesser of:

$1,000; and
The Surrender Charge Free Withdrawal. See page 15.

You are permitted to make regular Withdrawals regardless of whether you have previously elected, or continue to elect, to make systematic Withdrawals. A Withdrawal will constitute an Excess Withdrawal (see page 23) and be deemed to be a full Surrender and the Cash Surrender Value will be paid if:

No Premiums have been received in the prior 24 months; and
The remaining Cash Surrender Value as of the close of the Business Day on which such Surrender is made is less than
$2,500.

Systematic Withdrawals

You may choose to receive automatic systematic Withdrawal payments from the Accumulation Value in the variable sub-accounts in which you are invested, provided you are not making IRA withdrawals (see “Withdrawals from Individual Retirement Annuities” below). You may take systematic Withdrawals monthly, quarterly or annually. Systematic Withdrawals will incur surrender charges, unless you limit the amount of your systematic Withdrawals to the maximum amount available for Withdrawal in a Contract Year without incurring surrender charges. There is no additional charge for electing the systematic Withdrawal option. Only one systematic Withdrawal option may be elected at a time. You may begin a systematic Withdrawal in a Contract Year in which a regular Withdrawal has been made.

If you are eligible for systematic Withdrawals, you must provide Notice to Us of the date on which you would like such systematic Withdrawals to start. This date must be at least 30 days after the Contract Date and no later than the 28th day of the calendar month. For a day that is after the 28th day of the calendar month, the payment will be made on the first Business Day of the next succeeding calendar month. Subject to these restrictions on timing, if you have not indicated a start date, your systematic Withdrawals will begin on the first Business Day following the Contract Date (or the monthly or quarterly anniversary thereof), and the systematic Withdrawals will be made at the frequency you have selected, which may be either monthly, quarterly or annually. If the day on which a systematic Withdrawal is scheduled is not a Business Day, the payment will be made on the next succeeding Business Day.

You may express the amount of your systematic Withdrawal as either:

A fixed dollar amount; or
An amount that is a percentage of the Accumulation Value.

The amount of each systematic Withdrawal must be a minimum of $100. If your systematic Withdrawal is a fixed dollar amount of less than $100 on any systematic Withdrawal date, we will automatically and immediately terminate your systematic Withdrawal election. Fixed dollar systematic Withdrawals that are intended to satisfy the requirements of Section 72(q) or 72(t) of the Code may exceed the maximum amount available for Withdrawal in a Contract Year without incurring surrender charges. However, such Withdrawals will incur surrender charges on any amount in excess of such applicable maximum amount.

Systematic withdrawals of an amount based on a percentage of the Accumulation Value are subject to the applicable maximum percentage of Accumulation Value as shown below, which is used to calculate the amount of Withdrawal on the date of each systematic Withdrawal:

Frequency of Systematic Withdrawals	Maximum Percentage of Accumulation Value
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

If your systematic Withdrawal of an amount that is a percentage of the Accumulation Value would be less than $100, we will automatically increase the amount to $100, provided it does not exceed the applicable maximum percentage of Accumulation Value and you have elected not to incur surrender charges. Otherwise, we will only pay the portion that would not incur surrender charges and then automatically and immediately terminate your systematic Withdrawal election.

You may change the fixed dollar amount, or percentage of Accumulation Value, of your systematic Withdrawal once each Contract Year, except in a Contract Year during which you have previously made a regular Withdrawal. You may cancel the systematic Withdrawal option at any time by providing Notice to Us at least 7 days before the date of the next scheduled systematic Withdrawal. For systematic Withdrawals based on a fixed dollar amount, we will not adjust the systematic Withdrawal payments to account for any Additional Premium received from you. For systematic Withdrawals based on a percentage of your Accumulation Value, however, we will automatically incorporate into the systematic Withdrawal calculation any Additional Premiums received from you.

Surrender Charges on Systematic Withdrawals

Systematic Withdrawals will incur surrender charges, unless you elect to limit the amount of your systematic Withdrawals to the maximum amount available for Withdrawal in a Contract Year without incurring surrender charges. In the event that a systematic Withdrawal incurs a surrender charge, we will apply the surrender charge to the Accumulation Value.

Withdrawals from Individual Retirement Annuities

If you have an IRA Contract (other than a Roth IRA Contract) and will be at least age 70½ during any calendar year, you may, pursuant to your IRA Contract, elect for such calendar year and successive calendar years to have distributions made to you to satisfy requirements imposed by U.S. federal income tax law. Such IRA Withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service rules governing mandatory distributions under qualified plans.

If you elect to make IRA Withdrawals, we will send you a notice before such IRA Withdrawals commence, and you may elect to make IRA Withdrawals at that time, or at a later date. Any IRA Withdrawals will be made at the frequency you have selected (which may be monthly, quarterly or annually) and will commence on the start date you have selected, which must be no earlier than 30 days after the Contract Date and no later than the 28th day of the calendar month. For a day that is after the 28th day of any calendar month, the payment will be made on the first Business Day of the next succeeding month. Subject to these restrictions on timing, if you have not indicated a start date, your IRA Withdrawals will begin on the first Business Day following your Contract Date at the frequency you have selected.

At your discretion, you may request that we calculate the amount you are required to withdraw from your Contract each year based on the information you give us and the various options under the IRA Contract that you have chosen. This amount will be a minimum of $100 per IRA Withdrawal. For information regarding the calculation and options that you have, please see the SAI, which you may request from us without charge by sending us the request form on page 51 of this prospectus. Alternatively, we will accept written instructions from you setting forth your calculation of the required amount to be withdrawn from your IRA Contract each year, also subject to the $100 minimum per IRA Withdrawal. If at any time the IRA Withdrawal amount is greater than the Accumulation Value, we will immediately terminate the IRA Contract and promptly send you an amount equal to the Cash Surrender Value.

You may not elect to make IRA Withdrawals if you have already elected to make systematic Withdrawals. Additionally, since only one systematic Withdrawal option may be elected at a time, if you have elected to make such systematic Withdrawals, distributions thereunder must be sufficient to satisfy the mandatory distribution rules imposed by U.S. federal income tax law; otherwise, we may alter such distributions to comply with U.S. federal income tax law. You are permitted to change the frequency of your IRA Withdrawals once per Contract Year, and you may cancel IRA Withdrawals altogether at any time by providing Notice to Us at least 7 days before the next scheduled IRA Withdrawal date to ensure such scheduled IRA Withdrawals and successive IRA Withdrawals are not effected.

Variable Sub-account Transfers (Excessive Trading Policy)

Between the time that your right to return the Contract has expired and the date on which Annuity Payments begin, you may transfer your Accumulation Value among the variable sub-accounts in which you are invested, subject to the variable sub-account classifications of, and automatic rebalancing required by, the MGWB until it is no longer in effect. See page 13. We currently do not charge you for transfers made during a Contract Year, but reserve the right to charge for each transfer after the twelfth transfer in a Contract Year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.

The minimum amount that you may transfer is $100 (unless your entire Accumulation Value held in a variable sub-account is less than $100, in which case you may transfer the entire Accumulation Value in such variable sub-account regardless of the amount). You must provide Notice to Us to make a transfer. We will determine transfer values at the end of the Business Day on which you provide Notice to Us. Transferred amounts will be reduced by Excess Transfer Charges and redemption fees, if any, imposed by the investment portfolio in which a variable sub-account invests. The transfer will be made on the same day we receive the transfer request, unless such day is not a Business Day, or we receive the transfer request after the earlier of 4 p.m. Eastern Time and the close of regular trading on the New York Stock Exchange, in which case we will make the transfer on the next succeeding Business Day.

Variable Annuity Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believed to be genuine. We may require personal identifying information to process a request for transfer made by telephone, on the Internet or by other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers

The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

Increased trading and transaction costs;
Forced and unplanned investment portfolio turnover;
Lost opportunity costs; and
Large asset swings that decrease the fund’s ability to provide maximum investment return to all Contract Owners.

Consequently, we have adopted an Excessive Trading Policy (as described below) to prevent frequent or disruptive transfers that could otherwise adversely affect fund performance and investment returns. Accordingly, individuals and entities that use market-timing investment strategies or make frequent transfers should not purchase the Contract.

Excessive Trading Policy

We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

Meets or exceeds our current definition of Excessive Trading, as defined below; or
Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period
(hereinafter, a purchase and sale of the same fund is referred to as a “round-trip”). This means two or more round-
trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether one is engaging in Excessive Trading:

Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, and Withdrawals);
Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
Purchases and sales of fund shares in the amount of $5,000 or less;
Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time (“Electronic Trading Privileges”). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual’s or entity’s trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic “inquiry only” privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual’s or entity’s trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual’s or entity’s trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual’s or entity’s trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual’s or entity’s failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual’s or entity’s Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of Contract Owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all Contract Owners or, as applicable, to all Contract Owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Investment Portfolios

Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a sub-account if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of shares of a fund or shares of all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies

As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the Contract. Trading information related to a Contract Owner is shared under these agreements, as necessary, so that fund companies are able to monitor fund share trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding Contract Owner transactions, including, but not limited to, information regarding fund transfers initiated by you. In addition to information about Contract Owner transactions, this information may include personal Contract Owner information, including your name and social security number or other tax identification number.

As a result of this information sharing, a fund company may direct us to restrict a Contract Owner’s transactions if the fund determines that the Contract Owner has violated the fund’s excessive/frequent trading policy. This could include directing us to reject any allocations of Premium, or reallocations of Accumulation Value, to the fund or all funds within the fund family.

Dollar Cost Averaging

Dollar cost averaging is available prior to the Annuity Commencement Date. Dollar cost averaging is also available after the Annuity Commencement Date under the Table 2 Annuity Plans. See page 37. You are eligible to participate in dollar cost averaging, or DCA, through the ING Money Market Portfolio starting no earlier than 30 days after the Contract Date. This variable sub-account serves as the source account from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the variable sub-accounts you specify. You may participate in dollar cost averaging by providing Notice to Us of your election to participate. There is no additional charge for dollar cost averaging. The duration is 3 months, or any longer duration you may specify, so long as you meet the minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the variable sub-account(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over the duration. DCA is not available with automatic rebalancing and may be subject to limited availability in connection with systematic Withdrawals.

Because the number of units of a variable sub-account that are purchased depend on whether the value of the unit is low (resulting in more units purchased) or high (resulting in fewer units purchased), DCA, through a stream of equal payments over the relevant duration is designed to lessen the impact of market fluctuation on your investment. Therefore, a lower than average value per unit may be achieved over the long term; however, we cannot guarantee this. When you elect to participate in DCA, you are continuously investing in securities whose price levels are changing. You should consider your ability to withstand periods of potentially significantly fluctuating price levels.

Transfers under DCA will be subject to the variable sub-account classifications of, and automatic rebalancing required by, the MGWB until it is no longer in effect. See page 13. If you do not specify to which variable sub-accounts to transfer the dollar amount of the source account, we will transfer the money to the variable sub-accounts in which you are currently invested on a proportional basis, subject to any fund purchase restrictions. The transfer date is the same day each month as your Contract Date. For a day that is after the 28th day of any calendar month, the transfer will be made on the first Business Day of the next succeeding calendar month. If, on any transfer date, your Accumulation Value in a source account is equal to or less than the amount you have elected to transfer, the entire amount will be transferred and the program will end. You may terminate the DCA at any time by sending Notice to Us at least 7 days before the next scheduled transfer date.

Although transfers pursuant to DCA are excluded when determining whether trading activity is excessive under our Excessive Trading Policy, the variable sub-accounts available to you for this purpose will be subject to any purchase restrictions and/or limitations that an underlying investment portfolio has directed us to implement. See “Excessive Trading Policy” and “Limits Imposed by the Underlying Investment Portfolios” on pages 31 and 33, respectively.

We may modify, suspend or terminate DCA. We will send Notice to You in advance. Such modification, suspension or termination, however, will apply prospectively only and will not affect any DCAs in effect at the time.

Elective Automatic Rebalancing

Elective automatic rebalancing is available prior to the Annuity Commencement Date. Elective automatic rebalancing is also available after the Annuity Commencement Date under the Table 2 Annuity Plans. See page 36. You are eligible to elect to have your investments in the variable sub-accounts automatically rebalanced starting no earlier than 30 days after the Contract Date. You must have at least $10,000 of Accumulation Value. Elective automatic rebalancing is available at no additional charge. Elective automatic rebalancing is not available if you participate in Dollar Cost Averaging.

If you elect to participate in automatic rebalancing, we will transfer your Contract’s Accumulation Value on a quarterly, semi-annual, or annual calendar basis among the variable sub-accounts to maintain the investment blend of your selected variable sub-accounts. Monthly automatic rebalancing is not permitted. The minimum size of any allocation must be expressed in full percentage points. If you have elected to make automatic systematic Withdrawals, you may choose automatic rebalancing only if such systematic Withdrawals are taken on a pro-rata basis.

To elect automatic rebalancing, you must provide Notice to Us of such election. We will begin the program on the last Business Day of the relevant quarterly, semi-annual or annual period in which we receive notice of your election. Elective automatic rebalancing will be subject to the variable sub-account classifications of, and automatic rebalancing required by, the MGWB until it is no longer in effect. See page 13. You may cancel elective automatic rebalancing at any time. In addition, the program will automatically terminate if you choose to reallocate your Accumulation Value among the variable sub-accounts or if you pay any Additional Premiums or take a Withdrawal on other than a pro-rata basis. Payments of Additional Premiums and Withdrawals, each made on a pro-rata basis, will not cause elective automatic rebalancing program to terminate.

Although transfers pursuant to elective automatic rebalancing are excluded when determining whether trading activity is excessive under our Excessive Trading Policy, the variable sub-accounts available to you for this purpose will be subject to any purchase restrictions and/or limitations that an underlying investment portfolio has directed us to implement. See “Excessive Trading Policy” and “Limits Imposed by Underlying Investment Portfolios” on pages 31 and 33, respectively.

Death Benefit

The Contract provides for a Death Benefit equal to the greater of:

The total of all Premiums paid into the Contract, adjusted on a pro rata basis for Withdrawals; and
The Accumulation Value.

We use the standard death benefit base to determine the value of all Premiums paid into the Contract, as adjusted ratably for Withdrawals. Withdrawals will not reduce the Death Benefit by the actual amount withdrawn. On the Contract Date, the standard death benefit base is equal to the Initial Premium (which we refer to as the Initial Standard Death Benefit Base). On any Business Day thereafter, the standard death benefit base is recalculated to equal:

The standard death benefit base from the prior Business Day
èPlus any Additional Premiums made during the current Business Day
èMinus the pro-rata adjustment for any Withdrawal during the current Business Day, which equals:
¡The Accumulation Value withdrawn è Divided By
¡The Accumulation Value immediately prior to the Withdrawal è Multiplied By
¡The amount of the standard death benefit base immediately prior to the Withdrawal.

The Death Benefit is calculated as of the date of death of any Owner (or, if the Owner is not a natural person, upon any Annuitant’s death) and payable upon our receipt of:

Proof of Death; and
All required claim forms.

PROVIDED:

The Accumulation Value of the Contract has not been applied to an Annuity Plan (see page 36); and
IMPORTANT NOTE: The Death Benefit is still payable after the Annuity Commencement Date under the
Table 2 Annuity Plan for a non-qualified Contract (see page 37).

Lifetime Automatic Periodic Benefit Status has not begun under the MGWB.

Proof of Death is the documentation we deem necessary to establish death, including, but not limited to:

A certified copy of a death certificate;
A certified copy of a statement of death from the attending physician
A finding of a court of competent jurisdiction as to the cause of death; or
Any other proof we deem in our sole discretion to be satisfactory to us.

We will calculate the Death Benefit on the Business Day we receive Proof of Death and reallocate this amount to the Specially Designated Variable Sub-account – currently, the ING Money Market Portfolio.

Once we have received satisfactory Proof of Death and all required documentation necessary to process a claim, we will generally pay the Death Benefit within 7 days of such date. We will pay the Death Benefit under a non-qualified Contract according to Section 72(s) of the Code. Only one Death Benefit is payable under the Contract. The Death Benefit will be paid to the named Beneficiary, unless the Contract has joint Owners (or if the Owner is not a natural person, two Annuitants), in which case any surviving Owner (or Annuitant, as applicable) will take the place of, and be deemed to be, the Beneficiary entitled to collect the Death Benefit. The Owner may restrict how the Beneficiary is to receive the Death Benefit (e.g., by requiring a lump-sum payment, installment payments or that any amount be applied to an Annuity Plan). See page 36.

Spousal Beneficiary Contract Continuation

Any surviving spouse of a deceased Owner who is a named Beneficiary (or deemed Beneficiary) has the option, but is not required, to continue the Contract under the same terms existing prior to such Owner’s death. Such election would be in lieu of payment of the Death Benefit. The surviving spouse’s right to continue the Contract is limited by our use of the term “spouse,” as it is defined under U.S. federal law, which refers only to a person of the opposite sex who is a husband or a wife. Also, the surviving spouse may not continue the Contract if he or she is age 85 or older on the date of the Owner’s death. If the surviving spouse elects to continue the Contract, the following will apply:

The surviving spouse will replace the deceased Owner as the Contract Owner (and if the deceased Owner was the
Annuitant, the surviving spouse will replace the deceased Owner as the Annuitant);
The age of the surviving spouse will be used as the Owner’s age under the continued Contract;
All rights of the surviving spouse as the Beneficiary under the Contract in effect prior to such continuation election will cease;
Any surrender charges on subsequent Withdrawals or Surrender will be waived.
Additional Premiums will not be accepted.
All rights and privileges granted by the Contract or allowed by us will belong to the surviving spouse as Owner of the continued Contract.
Upon the death of the surviving spouse as the Owner of the Contract, the Death Benefit will be distributed to the
Beneficiary or Beneficiaries described below, and the Contract will terminate.

Payment of the Proceeds to a Spousal or Non-spousal Beneficiary

Subject to any payment restrictions imposed by the Owner, the Beneficiary may decide to receive the Death Benefit:

In one lump sum or installments; or
By applying the Death Benefit to an Annuity Plan.

We will not accept any Additional Premiums following the date of the Owner’s death. The Beneficiary may receive the Death Benefit in one lump sum or installments, provided the Death Benefit is distributed to the Beneficiary within 5 years of the Owner’s death. The Beneficiary has until 1 year after the Owner’s death to decide to apply the Death Benefit to an Annuity Plan. If the Death Benefit is applied to an Annuity Plan, the Beneficiary will be deemed to be the Annuitant, and the Annuity Payments must:

Be distributed in substantially equal installments over the life of such Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary; and
Begin no later than 1 year after the Owner’s date of death.

If we do not receive a request to apply the Death Benefit to an Annuity Plan, we will make a single sum distribution to the Beneficiary. Unless you elect otherwise, the payment will be made into an interest bearing account, backed by our General Account, which can be accessed by the Beneficiary through a checkbook feature. The Beneficiary may access the Death Benefit proceeds at any time without penalty. For information on required distributions under U.S. federal income tax laws, see “Required Distributions upon Owner’s Death” below. Interest earned on amounts held in the interest bearing account may be less than interest paid on other settlement options, as we seek to make a profit on such interest bearing accounts.

The Beneficiary may elect to receive the Death Benefit in payments over a period of time based on his or her life expectancy. These payments are sometimes referred to as stretch payments. Stretch payments for each calendar year will vary in amount because they are based on the Accumulation Value and the Beneficiary’s remaining life expectancy. The first stretch payment must be made by the first anniversary of the Owner’s date of death. Each succeeding stretch payment is required to be made by December 31st of each calendar year. Stretch payments are subject to the same conditions and limitations as systematic Withdrawals. See page 29. The rules for, and tax consequences of, stretch payments are complex and contain conditions and exceptions not covered in this prospectus. You should consult a tax adviser for advice about the effect of U.S. federal income tax laws, state laws or other tax laws affecting the Contract, or any transactions involving the Contract.

Death Benefit Once Annuity Payments Have Begun

There is no Death Benefit once the Owner decides to begin receiving Annuity Payments, except under the Table 2 Annuity Plan for a non-qualified Contract (see below). In the event that the Owner dies (or, in the event that the Owner is not a natural person, the Annuitant dies) before all guaranteed Annuity Payments have been made pursuant to any applicable Annuity Plan, we will continue to make the Annuity Payments until all such guaranteed payments have been made. The Annuity Payments will be paid to the Beneficiary according to the Annuity Plan at least as frequently as before the death of the Owner or Annuitant, as applicable.

Annuity Plans and Annuity Payments

Annuity Commencement Date

The Contract provides for Annuity Payments, so long as the Annuitant is then living. You can apply the Accumulation Value to an Annuity Plan on any date following the fifth Contract Anniversary, which we refer to as the Annuity Commencement Date. The Annuity Commencement Date can be no later than the Contract Anniversary on or next following the Annuitant’s 85th birthday, unless:

We agree to a later date; or
The Internal Revenue Service publishes a final regulation or a revenue ruling concluding that an annuity contract with a Maturity Date that is later than the Contract Anniversary following the oldest Annuitant’s 85th birthday will be treated as an annuity for U.S. federal tax purposes.

Notice to Us is required at least 30 days in advance of the date you wish to begin receiving Annuity Payments. If you do not select an Annuity Commencement Date, it will be the Contract Anniversary on or next following the Annuitant’s 85th birthday (which we refer to as the maximum Annuity Commencement Date).

The Annuity Plans

You may elect one of the Annuity Plans described in Table 1 or Table 2 below. In addition, you may elect another Annuity Plan we may be offering thirty days prior to the Annuity Commencement Date, the latest date by which you must provide your election. You may change Annuity Plans at any time before the Annuity Commencement Date by providing at least 30 days prior Notice to Us. The Annuity Plan may not be changed once Annuity Payments begin.

TABLE 1:
On or Before the Maximum Annuity Commencement Date
Payments for a Period Certain
è Annuity Payments are made in equal installments for a fixed number of years. The number of years cannot be less than 10 nor more than 30, unless otherwise required by applicable law.
Payments for Life with a Period Certain
è Annuity Payments are made for a fixed number of years and as long thereafter as the Annuitant is living. The number of years cannot be less than 10 nor more than 30, unless otherwise required by applicable law.
Life Only Payments
è Annuity Payments are made for as long as the Annuitant is living.
Joint and Last Survivor Life Payments
è Annuity Payments are made for as long as either of two Annuitants is living.

TABLE 2:
ONLY on the Maximum Annuity Commencement Date
¡ IMPORTANT NOTE: This annuity payout option is designated as the default Annuity Plan under your Contract, as applicable, if you do not elect an Annuity Plan.
Payments for Life with Surrender Right and Lump Sum Distribution at Death
è If your Contract is a non-qualified Contract, Annuity Payments are made for as long as the Annuitant is living
Automatic Required Minimum Distribution Option
è If your Contract is a tax-qualified Contract, periodic payments are made for as long as the Annuitant is living.

Annuity Plan Comparison Chart
Key:					Payments for	Automatic
		Payments for		Joint and Last	Life with	Required
ü= permitted	Payments for a	Life with a	Life Only	Survivor Life	Surrender Right	Minimum
û= not permitted	Period Certain	Period Certain	Payments	Payments	and Lump Sum	Distribution
					Distribution at	Option
Death

Select another Annuity Plan after	û	û	û	û	û	ü
the Annuity Commencement Date
Monthly, quarterly, annual and	ü	ü	ü	ü	ü	ü
semi-annual Annuity Payments
Change the frequency of the	û	û	û	û	û	ü
Annuity Payments
Withdrawals after the Annuity	û	û	û	û	û	ü
Commencement Date
Surrender of the Contract after the	û	û	û	û	ü	ü
Annuity Commencement Date
Accumulation Value remains	û	û	û	û	ü	ü
allocated to variable sub-accounts

Annuity Payments

Annuity Payments are periodic payments made by us to you, or subject to our consent in the event the payee is not a natural person, to a payee designated by you. Annuity Payments will be made to the Owner, unless you provide Notice to Us directing otherwise. Any change in payee will take effect as of the date we receive Notice to Us.

For Table 1 Annuity Plans, we determine the amount of the Annuity Payments on the Annuity Commencement Date as follows:

Accumulation Value

è Minus any premium tax that may apply
è Multiplied by the applicable payment factor, which depends on:
¡The Annuity Plan;
¡The frequency of Annuity Payments;
¡The age of the Annuitant (and gender, where appropriate under applicable law); and
¡A net investment return of 1.0% is assumed (we may pay a higher rate at our discretion).

We use the Annuity 2000 Mortality Tables. Portions of the tables relevant to each Annuity Plan are set forth in the Contract for illustration purposes. You can obtain information more specific to your Contract by contacting our Customer Service Center. Contact information for the Customer Service Center appears on page 1.

Under the Annuity Plan that provides for life only payments, if the Minimum Guaranteed Withdrawal Benefit is still in effect (see page XX) on the Annuity Commencement Date, we will pay the greater amount of:

The Annuity Payments (as determined per the above calculation); and
The Maximum Annual Withdrawal (see page 25).

For Table 2 Annuity Plans:

If your Contract is a non-qualified Contract, we determine the amount of the Annuity Payments, on an annual basis on each Contract Anniversary beginning with the Contract Anniversary that is the maximum Annuity Commencement Date, as follows:

Accumulation Value

è Divided by the life expectancy of the Annuitant, which depends on:
¡The age of the Annuitant, as determined pursuant to the Single Life Expectancy Table under Treasury

Regulation Section 1.401(a)(9)-9.

If your Contract is a tax-qualified Contract, we determine the amount of the periodic payments, on an annual basis beginning on the December 31 that precedes the maximum Annuity Commencement Date (and on each December 31 thereafter), as follows:

Accumulation Value
è Plus the actuarial present value of the Minimum Guaranteed Withdrawal Benefit; and
¡This present value is determined pursuant to Treasury Regulation Section 1.401(a)(9)-6, Q&A 12.
è Divided by the distribution period, which depends on:
¡The age of the Annuitant, as determined pursuant to the Uniform Lifetime Table under Treasury
Regulation Section 1.401(a)(9)-9.

Under the Table 2 Annuity Plans, if the Minimum Guaranteed Withdrawal Benefit is still in effect (see page XX) on the Annuity Commencement Date, we will pay the greater amount of:

The Annuity Payments (as determined per the above calculation); and
The Maximum Annual Withdrawal (see page 25), as determined beginning with the Contract Anniversary that is the maximum Annuity Commencement Date.

If the Accumulation Value is less than $2,000 on the Annuity Commencement Date, we will pay such amount in a single lump-sum payment. We will make the Annuity Payments in monthly installments, unless you deliver Notice to Us directing us to pay at a different frequency. If any day that an Annuity Payment is thereafter scheduled to be paid is not a Business Day (e.g., a weekend, or the day does not exist in the given month), such Annuity Payment will be paid on the next Business Day. Each Annuity Payment must be at least $20.

We reserve the right in the Contract to make the Annuity Payments less frequently, as necessary, to make the Annuity Payments equal to at least $20. We may also change the $2,000 and $20 minimums, if allowed by law, based upon increases reflected in the Consumer Price Index for All Urban Consumers (CPI-U) since September 1, 2009. The MGWB terminates, once you begin to receive Annuity Payments under an Annuity Plan.

Upon application of the Accumulation Value to an Annuity Plan, unless you are eligible for and elect a Table 2 Annuity Plan for non-qualified Contracts, this Contract will terminate and will cease to have any further value other than as provided under the Annuity Plan you elected.

Death of the Annuitant

In the event the Annuitant dies on or after the Annuity Commencement Date, but before all Annuity Payments have been made pursuant to the applicable Annuity Plan, we will continue the Annuity Payments until all guaranteed Annuity Payments have been made. The Annuity Payments will be paid at least as frequently (and at least as rapidly) as before the Annuitant’s death until the end of any guaranteed period certain. We may require satisfactory proof of death in regard to the Annuitant before continuing the Annuity Payments.

Under the Table 2 Annuity Plan for a non-qualified Contract, so long as the MGWB is not in the Lifetime Automatic Periodic Benefit Status (see page 27), the Beneficiary will be entitled to the Death Benefit (see page 34) according to one of the following:

In a lump sum on or before the end of the calendar year in which the Annuitant’s death occurs; or
Periodic payments, in the same frequency and at least as rapidly as under this Annuity Plan at the time of death, equal to, on an annual basis as determined on the Contract Anniversary immediately preceding the Contract Year in which the payments will be made, the Accumulation Value:
è Increased by the difference between the Accumulation Value and, if greater, the Standard Death Benefit Base upon receipt of Proof of Death (see page 34); and
è Divided by the remaining life expectancy of the Annuitant at the time of death (or the life expectancy of the
Beneficiary at the time of the Annuitant’s death if shorter).
¡Life expectancy is determined pursuant to the Single Life Table under Treasury Regulation Section
1.401(a)(9)-9.
IMPORTANT NOTE: If the Accumulation Value has been reduced to zero upon receipt of Proof of Death, the
Death Benefit will equal the Standard Death Benefit Base, and this amount will be allocated to the Specially
Designated Variable Sub-account.

On each Contract Anniversary following the first periodic payment of the Death Benefit (the amount of which is determined as per the above), we will recalculate the periodic payment using the remaining Accumulation Value and the life expectancy factor used in calculating the amount of the prior periodic payment reduced by one. At any time after election of this periodic payment option, the Beneficiary may allocate all or a portion of the Accumulation Value from the Specially Designated Variable Sub-account to the available variable sub-accounts.

Other Important Information

Reports to Contract Owners

We will confirm purchase, transfer and Withdrawal transactions usually within 5 Business Days of processing any such transaction. At least once a year, we will send you, without charge, a report showing the current Accumulation Value and Cash Surrender Value, as well as amounts deducted from, or added to, the Accumulation Value since the last report. This report will show your allocation of the Accumulation Value among the variable sub-accounts, as well as any other information that is required by law or regulation. We may also send you a quarterly statement showing these same values as of the end of the calendar quarter.

In addition, we will provide you with any other reports, notices or documents that we are required by applicable law to furnish to you. We will send these reports to you at your last known address within 60 days after the report date. Upon your request, we will provide additional reports, but we reserve the right in the Contract to access a reasonable charge for each such additional report.

Suspension of Payments

We reserve the right to suspend or postpone the date of any payment or determination of any value under the Contract, beyond the 7 permitted days by applicable law, on any Business Day when:

The New York Stock Exchange is closed;
Trading on the New York Stock Exchange is restricted;
An emergency exists as determined by the SEC so that the sale of securities held in Variable Annuity Account B may not reasonably occur or so that the Company may not reasonably determine the value of Variable Annuity Account
B’s net assets; or
The SEC so permits for the protection of security holders.

During such times, we may delay:

Determination and payment of the Cash Surrender Value (see page 28);
Determination and payment of the Death Benefit (see page 34);
Allocation changes to the Accumulation Value; or
Application of the Accumulation Value under an Annuity Plan (see page 36).

Misstatement Made by Owner in Connection with Purchase of this Contract

We may require proof of the age and sex of the person upon whose life certain benefit payments are determined (i.e., the Death Benefit or Annuity Payments). If the Owner misstates the age or sex of a person in connection with the purchase of the Contract, we reserve the right in the Contract to adjust (either upward or downward) these payments based on the correct age or sex. If an upward adjustment to your benefit payment is required, we will include an amount in your next benefit payment representing the past underpayments by us, with interest credited at a rate of 1.5% annually. If a downward adjustment to your benefit payment is required, we will make a deduction from future benefit payments until the past overpayments by us, plus interest at 1.5% annually, has been repaid in full by you.

We reserve the right in the Contract to void the Contract and return the Cash Surrender Value in the event of any material misrepresentation made by the Owner in connection with the purchase of the Contract.

Insurable Interest

We require the Owner of the Contract to have an Insurable Interest in the Annuitant. Insurable Interest means the Owner has a lawful and substantial economic interest in the continued life of a person. An Insurable Interest does not exist if the Owner’s sole economic interest in the Annuitant arises as a result of the Annuitant’s death. A natural person is presumed to have an Insurable Interest in his or her own life and is generally considered to have an Insurable Interest in his or her spouse and family members. State statutory and case law have established guidelines for circumstances in which an Insurable Interest is generally considered to exist:

Relationships between parent and child, brother and sister, and grandparent and grandchild; and
Certain business relationships and financial dependency situations (e.g., uncle has Insurable Interest in nephew who runs the uncle’s business and makes money for the uncle).

The above list is not comprehensive, but instead contains some common examples to help illustrate what it means for the Owner to have an Insurable Interest in the Annuitant. You should consult your agent/registered representative for advice on whether the Owner of the Contract would have an Insurable Interest in the Annuitant to be designated.

An Insurable Interest must exist at the time we issue the Contract. In purchasing the Contract, you will represent and acknowledge that you, as the Owner, have an Insurable Interest in the Annuitant. We require the agent/registered representative to confirm on the application that the Owner has an Insurable Interest in the Annuitant. We also require that any new Owner after issuance of the Contract to have an Insurable Interest in the Annuitant. We will seek to void the Contract if we discover that it was applied for and issued (or ownership was transferred) based on misinformation, or information that was omitted, in order to evade state Insurable Interest and other laws enacted to prevent an Owner from using the Contract to profit from the death of a person in whom such Owner does not have an Insurable Interest.

Assignment

You may assign a non-qualified Contract as collateral security for a loan or other obligation. This kind of assignment is not a change of ownership. But you should understand that your rights, and those of any Beneficiary, are subject to the terms of the assignment. To make, modify or release an assignment, you must provide Notice to Us. Your instructions will take effect as of the date we receive Notice to Us of such assignment. We require written consent of an Irrevocable Beneficiary before your instructions will take effect. An assignment likely has U.S. federal tax consequences. You should consult a tax adviser for tax advice. We are not responsible for the validity, tax consequences or other effects of any assignment you choose to make.

Contract Changes

We have the right to amend, make changes to or modify the Contract if required by law, including any amendment, change or modification necessary to continue to qualify such Contract as an annuity contract under applicable law. Any such amendment, change or modification must be in writing. An Endorsement added to comply with applicable law does not require your consent but is subject to regulatory approval. Any such amendmnts, changes or modifications will apply uniformly to all contracts affected.

Right to Examine and Return this Contract

You may return the Contract within 10 days of your receipt of it for any reason or no reason at all, which we refer to as the Right to Examine Period. If so returned, we will promptly pay you the Accumulation Value plus any charges we have deducted. Your right to return the Contract may extend to 30 days or more from your receipt of it if the Contract was issued as a replacement contract. You will have more time to return the Contract if it is issued in a state where more time is required by applicable law. If you decide to return the Contract, you must deliver it to:

To us at our Customer Service Center (the address is specified on page 1); or
To your agent/registered representative.

We do not retain any investment gain associated with a Contract that is returned. Because of the market risks associated with investing in the variable sub-accounts, the Accumulation Value returned (plus any charges deducted) may be greater or less than the Premiums paid. Some states require us to return to you the amount of the Premiums paid, in which case your investment will not be subject to any market risk until your right to return the Contract expires. We may, in our discretion, require that, until your right to return the Contract expires, the Premium be allocated to the ING Money Market Portfolio. In the event that your right to return the Contract has expired and you decided to keep it, any Premium we required to be allocated to the ING Money Market Portfolio will be transferred to the variable sub-accounts chosen by you based on the Accumulation Value next computed.

Non-Waiver

We may, in our discretion, elect not to exercise a right, privilege or option under the Contract. Such election will not constitute our waiver of the right to exercise such right, privilege or option at a later date, nor will it constitute a waiver of any provision of the Contract.

Special Arrangements

We may reduce or waive any Contract fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract

Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, Pennsylvania 19380 is the principal underwriter and distributor of the Contract, as well as of contracts issued by our affiliate, ING USA Annuity and Life Insurance Company. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc., or FINRA.

Directed Services LLC does not retain any commissions or compensation that we pay to it for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products, which representatives we refer to as selling firms. Selling firms are also registered with the SEC and are FINRA member firms.

The following is a list of broker/dealers that are affiliated with the Company [TO BE UPDATED BY PRE-EFFECTIVE

AMENDMENT:

Bancnorth Investment Group, Inc.	ING Funds Distributor, LLC
Directed Services LLC	ING Investment Advisors, LLC
Financial Network Investment Corporation	ING Investment Management Services LLC
Guaranty Brokerage Services, Inc.	Multi-Financial Securities Corporation
ING America Equities, Inc.	PrimeVest Financial Services, Inc.
ING Financial Advisers, LLC	ShareBuilder Securities Corporation
ING Financial Markets LLC,	Systematized Benefits Administrators, Inc.
ING Financial Partners, Inc.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to such selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by the Owners of the Contract or Variable Annuity Account B. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of Premium payments. Selling firms may receive commissions of up to X.X% of Premium [TO BE COMPLETED BY PRE-EFFECTIVE AMENDMENT.]. In addition, selling firms may receive ongoing annual compensation of up to X.X% of all, or a portion, of the values of Contracts sold through such selling firm [TO BE COMPLETED BY PRE-EFFECTIVE AMENDMENT.]. Individual representatives may receive all or a portion of the compensation paid to their selling firm, depending on such selling firm’s practices. Commissions and annual compensation, when combined with additional compensation or reimbursement of expenses (as more fully described below), could exceed X.X% of Premium. [TO BE COMPLETED BY PRE-EFFECTIVE AMENDMENT.]

Directed Services LLC has special compensation arrangements with certain selling firms based on such firms’ aggregate or anticipated sales of the Contracts or other specified criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include [TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT.] :

Marketing/distribution allowances which may be based on the percentages of Premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the calendar year;
Loans or advances of commissions in anticipation of future receipt of Premiums (i.e., a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of the
Contract;
Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of Contracts; and
Additional cash or non-cash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2008, received the most total dollars of compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked from greatest to least aggregate compensation:

1.	ING Financial Advisers, LLC
2.	SagePoint Financial, Inc.
3.	Symetra Investment Services, Inc.
4.	Huckin Financial Group, Inc.
5.	LPL Financial Corporation
6.	Walnut Street Securities, Inc.®
7.	ING Financial Partners, Inc.
8.	NFP Securities, Inc.
9.	Valor Insurance Agency Inc.
10.	Lincoln Financial Securities Corporation
11.	Financial Network Investment Corporation
12.	NRP Financial, Inc.
13.	National Planning Corporation
14.	Multi-Financial Securities Corporation
15.	Mutual Service Corporation
16.	Waterstone Financial Group, Inc.
17.	Northwestern Mutual Investment Services, LLC
18.	Lincoln Investment Planning, Inc.
19.	Cadaret, Grant & Co., Inc.
20.	Securities America, Inc.
21.	Edward D. Jones & Co., L.P.
22.	American Portfolios Financial Services, Inc.
23.	Ameritas Investment Corp.
24.	First Heartland® Capital, Inc.
25. Lincoln Financial Advisors Corporation

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of Premiums and/or a percentage of Accumulation Value. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or “focus firms.”

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide such selling firm or registered representative a financial incentive to promote our products, such as the Contract, over those of another company, and may also provide a financial incentive to promote one of our contracts over another, such as the Contract.

Voting Rights

We will vote the shares of an underlying investment portfolio owned by Variable Annuity Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a trust in our own right, we may decide to do so without consulting you.

We determine the number of shares that you have in a variable sub-account by dividing the Contract’s Accumulation Value in that variable sub-account by the net asset value of one share of the underlying investment portfolio in which a variable sub-account invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all Contracts in that variable sub-account. We will also vote shares we hold in Variable Annuity Account B that are not attributable to Contract Owners in the same proportion. The effect of proportional voting is that a small number of Contract Owners may decide the outcome of a vote.

State Regulation

We are regulated by the Insurance Department of the State of Connecticut. We are also subject to the insurance laws and regulations of all jurisdictions in which we do business. The Contract offered by this prospectus has been approved where required by such jurisdictions. [TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT.] We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business to allow regulators to assess our solvency and compliance with state insurance laws and regulations.

Legal Proceedings

We are not aware of any current or pending legal proceedings that involve Variable Annuity Account B as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of its business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company’s operations or financial position.

Directed Services LLC, the principal underwriter and distributor of the Contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the Contract.

United States Federal Income Tax Considerations

Introduction

The Contract is designed to be treated as an annuity for U.S. federal income tax purposes. The U.S. federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

Your tax position (or the tax position of the designated Beneficiary, as applicable) may influence the U.S. federal taxation of amounts held, or paid out, under the Contract; Tax laws change. It is possible that a change in the future could retroactively affect contracts issued in the past, including your Contract; This section addresses some, but not all, applicable U.S. federal income tax rules and does not discuss U.S. federal estate and gift tax implications, state and local taxes, taxes of any foreign jurisdiction or any other tax provisions; and No assurance can be given that the Internal Revenue Service, or IRS, would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

The information provided herein is not tax advice. For advice about the effect of U.S. federal income tax laws affecting the Contract, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract, you should consult a tax adviser.

Types of Contracts: Non-Qualified and Qualified

Non-qualified annuity contracts are purchased with after-tax money to save money for retirement in exchange for the right to receive annuity payments for either a specified period of time or over the lifetime of an individual.. Qualified annuity contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from retirement plans, pre-tax contributions to Individual Retirement Annuities (“IRA”) or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Section 408 or 408A of the Code, respectively.

Taxation of Non-Qualified Contracts

Premiums

You may not deduct the amount of premiums paid into a non-qualified annuity contract.

Taxation of Gains Prior to Distribution

     Section 72 of the Code governs the general U.S. federal income taxation of annuity contracts. If the owner of a non-qualified annuity contract is a natural person (e.g., an individual), generally such owner will not be taxed on increases in the value of his or her non-qualified contract until a distribution occurs or until annuity payments begin. An agreement to assign or pledge any portion of the contract’s value generally will be treated as a distribution. To be eligible to defer U.S. federal income taxation on the increases in the value of the contract, each of the following requirements must be satisfied.

1.	Diversification. Section 817(h) of the Code requires that the investments of the funds that comprise a separate account in a variable annuity contract be “adequately diversified” in order for a non-qualified contract to qualify as an annuity contract under U.S. federal income tax law. Variable Annuity Account B, through its funds, intends to comply with the diversification requirements prescribed by Section 817(h) of the Code and Treasury regulation section 1.817-5, and any rulings made thereunder, which affect how the assets of the various funds in Variable Annuity Account B may be invested. If your Contract does not satisfy the applicable diversification requirements because Variable Annuity Account B’s funds fail to be, or remain, adequately diversified, we will take appropriate steps to bring your Contract into compliance with applicable law, regulations and rulings. We reserve the right to modify your Contract as necessary to satisfy such diversification requirements.
2.	Investor Control. Although earnings under non-qualified annuity contracts generally are not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if such contract owner possesses incidents of investment control over such assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner’s gross income.
Future guidance regarding the extent to which variable contract owners could direct their investments among sub- accounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts, such as the Contract. Therefore, the Company reserves the right to modify your Contract as necessary to prevent you from being considered the owner of a pro rata share of the assets of Variable Annuity Account B for U.S. federal income tax purposes.
3.	Required Distributions. To be treated as an annuity contract for U.S. federal income tax purposes, the Code requires any non-qualified contract to contain certain provisions specifying how the owner’s interest will be distributed in the event of the owner’s death. As a result, your Contract contains certain provisions that are intended to comply with these Code requirements.
Different distribution requirements apply if the contract owner’s death occurs:

After he or she begins receiving annuity payments under the contract; or
Before he or she begins receiving such distributions.

If the contract owner’s death occurs after he or she begins receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of such contract owner’s death.

If the contract owner’s death occurs before he or she begins receiving annuity payments, such contract owner’s entire balance must be distributed within five years after the date of his or her death. For example, if the contract owner died on September 1, 2009, his or her entire balance must be distributed by August 31, 2014. However, if distributions begin within one year of such contract owner’s death, then payments may be made over either of the following two timeframes:

Over the life of the designated beneficiary; or
Over a period not extending beyond the life expectancy of the designated beneficiary.

Under the terms of the Contract, if the designated Beneficiary is your spouse, your Contract may be continued after your death with the surviving spouse as the new Contract Owner.

There are currently no regulations interpreting these Code requirements; however, if such requirements are clarified by regulation or otherwise, we will review the distribution provisions in your Contract and, if necessary, modify them to assure that such provisions comply with the applicable requirements.

4.	Owners of Non-Qualified Contracts That Are Not Natural Persons. If the owner of a non-qualified annuity contract is not a natural person, such contract generally is not treated as an annuity for U.S. federal income tax purposes and any income on such contract during the applicable taxable year is taxable as ordinary income. The income on the contract during the applicable taxable year is equal to any increase in the contract’s value over the “investment in the contract” (generally, the premiums or other consideration paid for such contract less any nontaxable withdrawals) during such taxable year. There are certain exceptions to this rule, and a non-natural person considering an investment in the Contract should consult with its tax adviser prior to purchasing the Contract. If the Contract Owner is not a natural person and the primary Annuitant dies, the same rules apply on the death of the primary Annuitant as outlined above for the death of a Contract Owner.
When the contract owner is a non-natural person, a change in the annuitant is treated as the death of such contract owner.
5.	Delayed Annuity Starting Date. If the date on which annuity payments begin under a non-qualified annuity contract occurs, or is scheduled to occur, at a time after the annuitant has, or will have, reached an advanced age (e.g., after age 95), it is possible that such contract will not be treated as an annuity for U.S. federal income tax purposes. In that event, the income and gains under such contract could be currently includible in the contract owner’s taxable income.

Taxation of Distributions

     General. When a withdrawal from a non-qualified annuity contract occurs, the amount received will be treated as ordinary income, subject to U.S. federal income tax, up to an amount equal to the excess, if any, of the contract’s value immediately prior to the distribution (without regard to the amount of any surrender charge) over the contract owner’s investment in the contract at such time. Investment in the contract generally is equal to the amount of all premiums paid into the contract, plus amounts previously included in taxable income as a result of certain loans, assignments, pledges and gifts, less the aggregate amount of non-taxable distributions previously made under such contract.

In the case of a surrender of a non-qualified annuity contract, the amount received generally will be taxable only to the extent it exceeds the contract owner’s investment in such contract (i.e., the cost basis).

     10% Penalty Tax. A distribution from a non-qualified annuity contract may be subject to a U.S. federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions from non-qualified contracts if such distributions are:

Made on or after the taxpayer reaches age 59½;
Made on or after the death of the contract owner (or the annuitant, if the contract owner is a non-natural person);
Attributable to the taxpayer’s becoming “disabled,” as defined in the Code;
made as part of a series of substantially equal periodic payments (which payments are made at least annually) over the life or the life expectancy of the taxpayer, or the joint lives or joint life expectancies of the taxpayer and his, her or its designated beneficiary; or
Allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an “immediate annuity,” as defined in the Code. Other exceptions may be applicable under certain circumstances, and special rules may be applicable in connection with the exceptions listed above. You should consult a tax adviser with regard to whether any distributions from your Contract meet the exceptions from the 10% penalty tax as provided in the Code.

     Tax-Free Exchanges. Section 1035 of the Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the “investment in the contract” in the old contract will carry over to the new contract. You should consult with your tax adviser regarding the procedures for making a Section 1035 exchange.

If your Contract is acquired through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions from your Contract, other than Annuity Payments, will be treated, for U.S. federal income tax purposes, as coming:

First, from any remaining “investment in the contract” made prior to August 14, 1982 and exchanged into your
Contract;
Second, from any “income on the contract” attributable to the investment made prior to August 14, 1982;
Third, from any remaining “income on the contract”; and
Fourth, from any remaining “investment in the contract.”

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another annuity contract will be tax-free. Pursuant to IRS guidance, receipt of withdrawals, surrenders or annuity payments (annuitizations) from either an original contract or a new contract during the 12-month period following the partial exchange may retroactively negate the tax-free treatment of the partial exchange. If this occurs, the partial surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract. Furthermore, if the partial exchange occurred prior to the contract owner reaching age 59½, the contract owner may be subject to an additional 10% tax penalty. A taxable event may be avoided if certain requirements identified as a qualifying event are satisfied. We are not responsible for the manner in which any other insurance companies administer, recognize or report, for U.S. federal income tax purposes, Section 1035 exchanges and partial exchanges and what the ultimate tax treatment may be by the IRS. You should consult with your tax adviser with respect to any proposed Section 1035 exchange or partial exchange prior to proceeding with any such transaction with respect to your Contract.

     Tax Consequences of the MGWB. Except as otherwise noted below, when a Withdrawal from a non-qualified annuity contract occurs under a minimum guaranteed withdrawal provision of your Contract, the amount you receive will be treated as ordinary income subject to U.S. federal income tax up to an amount equal to the excess, if any, of the Contract’s value (unreduced by the amount of any deferred sales charge) immediately before the distribution over your investment in the Contract at that time.

Investment in the Contract is generally equal to the amount of all contributions to the Contract, plus amounts previously included in your gross income as the result of certain loans, assignments and gifts, less the aggregate amount of non-taxable distributions you previously made from your Contract. For non-qualified contracts, the income on the Contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the MGWB provisions of your contract could increase the applicable Contract value. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of the minimum guaranteed withdrawal provisions after your Contract’s value has been reduced to zero may be subject to the exclusion ratio rules under Section 72(b) of the Code for U.S. federal income tax purposes.

Payments of the Maximum Annual Withdrawal under the Table 2 Annuity Plans (see page 37) are designed to be treated as Annuity Payments for withholding and tax reporting purposes. A portion of each such Annuity Payment is generally not taxed as ordinary income, and the remainder is taxed as ordinary income. The non-taxable portion of the Annuity Payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Annuity Payments. Any Withdrawals in addition to the Annuity Payments of the Maximum Annual Withdrawal, if permitted, constitute Excess Withdrawals, causing a pro rata reduction of the MGWB Base and Maximum Annual Withdrawal. This reduction will result in a proportional reduction in the non-taxable portion of your future Maximum Annual Withdrawal payments. [TO BE COMPLETED BY PRE-EFFECTIVE AMENDMENT.] Once your investment in the Contract has been fully recovered, the full amount of each of your future Maximum Annual Withdrawal payments would be subject to U.S. federal income tax as ordinary income.

The U.S. federal income tax treatment of partial annuitizations is unclear. We currently treat any partial annuitization, such as those associated with the minimum guaranteed income benefit, as Withdrawals rather than Annuity Payments. You should consult your tax adviser before electing a partial annuitization of your Contract.

     Taxation of Annuity Payments. Although the U.S. federal income tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment generally is not taxed as ordinary income, while the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment generally is determined in a manner that is designed to allow the contract owner to recover his, her or its investment in the annuity contract ratably on a tax-free basis over the expected stream of annuity payments when annuity payments begin. Once the investment in such contract has been fully recovered, the full amount of each subsequent annuity payment will be subject to tax as ordinary income.

The U.S. federal income tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations involving the Contract as Withdrawals rather than as Annuity Payments. You should consult your tax adviser before electing a partial annuitization with respect to your Contract.

     Death Benefits. Amounts may be distributed from an annuity contract, such as the Contract, because of the contract owner’s death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, such amounts are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payment option, such amounts are taxed in the same way as annuity payments. As discussed above, the Code contain special rules that specify how the contract owner’s interest in a non-qualified contract will be distributed and taxed in the event of the contract owner’s death.

     Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified annuity contract, the selection of certain annuity dates or the designation of an annuitant or payee other than a contract owner may result in certain tax consequences that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. You should consult your tax adviser regarding the potential tax effects of any transfer, pledge, assignment, or designation or exchange of your Contract or any portion of your Contract value.

     Immediate Annuities. Under Section 72 of the Code, an “immediate annuity” means an annuity (i) that is purchased with a single premium, (ii) with annuity payments starting within one year from the date of purchase, and (iii) that provides a series of substantially equal periodic payments made at least annually. Your Contract is not designed as an immediate annuity. If your Contract were treated as an immediate annuity, it could affect the U.S. federal income tax treatment of your Contract with respect to (a) the application of certain exceptions from the 10% early Withdrawal penalty, (b) ownership, if the Owner is not a natural person, and (c) certain exchanges.

     Multiple Contracts. U.S. federal income tax laws require that all non-qualified annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) of the Code through the serial purchase of annuity contracts or otherwise.

     Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under your Contract unless the intended recipient of the distribution notifies us at or before the time of such distribution that the recipient elects not to have any amounts withheld. Withholding is mandatory, however, if the intended recipient of such distribution fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic Annuity Payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have U.S. federal income tax withheld, you are still liable for payment of U.S. federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to their residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some state, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our customer service center. Contact information appears on page 1.

If you or your designated Beneficiary is a non-resident alien, withholding is governed by Section 1441 of the Code based on your or your designated Beneficiary’s citizenship, country of domicile and treaty status, and we may require additional documentation or information prior to processing any requested transaction.

Taxation of Qualified Contracts

General

     The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. Qualified annuity contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from retirement plans, pre-tax contributions to IRA or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Sections 408 or 408A of the Code, respectively. The ultimate effect of U.S. federal income taxes on the amounts held under a qualified contract, or on annuity payments from a qualified contract, depends on the type of qualified contract and your tax position. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified retirement plan in order to continue receiving favorable tax treatment.

Under U.S. federal income tax laws, earnings on amounts held in qualified annuity contracts used as an IRA or Roth IRA generally are not taxed until they are withdrawn. It is not necessary, however, to purchase a qualified contract to obtain the favorable tax treatment accorded to an IRA or Roth IRA under Sections 408 or 408A of the Code, respectively. A qualified contract, therefore, does not provide any tax benefits beyond the deferral already available to an IRA or Roth IRA under the Code. Qualified contracts do provide other features and benefits (such as guaranteed living benefits and/or Death Benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss the alternatives available to you with your financial adviser, taking into account the additional fees and expenses you may incur in purchasing a qualified contract, such as the Contract.

Adverse tax consequences may result from: (i) contributions in excess of specified limits; (ii) distributions before age 59½ (subject to certain exceptions); (iii) distributions that do not conform to specified commencement and minimum distribution rules; and (iv) certain other specified circumstances. Some qualified contracts may be subject to additional distribution or other requirements that are not incorporated into your Contract. No attempt is made to provide more than general information about the use of this Contract as a qualified contract. Contract Owners, Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under qualified contracts may be subject to the terms and conditions of the retirement plans or programs themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict any language of the Contract, unless we consent to be so bound.

Contract Owners and Beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should consult your legal and tax advisers regarding the suitability of the Contract for your particular situation.

Tax Deferral

     The following discussion assumes that a qualified contract is purchased with premium payments that are comprised solely of proceeds from retirement plans, pre-tax contributions to IRA or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Sections 408 or 408A of the Code, respectively.[MOVED UP ABOVE]

     Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity. IRAs are subject to limits on (i) the amounts that can be contributed, (ii) the deductible amount of the contribution and (iii) the time when distributions can begin. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts and other types of retirement plans may be “rolled over” on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension (“SEP”) plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from an IRA, you may not make another tax-free rollover from the IRA within a one-year period. You should be aware that sales of the Contract for use with IRAs may be subject to special requirements imposed by the IRS.

The IRS has not reviewed the Contract described in this prospectus for qualification as an IRA and has not addressed, in a ruling of general applicability, whether the Contract’s Death Benefit provisions comply with IRS qualification requirements. You should consult with your tax adviser in connection with purchasing the Contract as an IRA.

     Roth IRAs. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not deductible, are subject to certain limitations and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a one-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which such conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements imposed by the IRS. The IRS has not reviewed the Contract described in this prospectus for qualification as a Roth IRA and has not addressed, in a ruling of general applicability, whether the Contract’s Death Benefit provisions comply with IRS qualification requirements. You should consult with your tax adviser in connection with purchasing the Contract as a Roth IRA.

Premiums

     In order to be excludable from gross income for U.S. federal income tax purposes, total annual premiums to certain qualified contracts are limited by the Code. You should consult with your tax adviser in connection with premiums to a qualified contract.

Distributions – General

     Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from your Contract including Withdrawals, Annuity Payments, rollovers, exchanges and Death Benefit proceeds. We report the taxable portion of all distributions to the IRS.

     Individual Retirement Annuities. All distributions from an IRA are taxed when received unless either one of the following is true:

The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Code; or
The IRA owner made after-tax contributions to the IRA (e.g., Roth). In this latter case, the distribution will be taxed according to the rules detailed in the Code.

The Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

The IRA owner has attained age 59½;
The IRA owner has become “disabled,” as defined in the Code;
The IRA owner has died and the distribution is to the beneficiary of such IRA;
The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Code;
The distribution is made due to an IRS levy upon the IRA owner’s plan;
The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (“QDRO”); or
The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, for a qualified first-time home purchase or for higher education expenses.

     Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution that is both:

Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to the
Roth IRA’s owner; and

(a) Made after the Roth IRA owner (i) attains age 59½, (ii) dies, or (iii) becomes “disabled,” as defined in the Code, or
(b) Is for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions that is not taxable and then as taxable accumulated earnings.

The Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have been met. In general, the exceptions from imposition of the 10% penalty on distribution from an IRA listed above also apply to a distribution from a Roth IRA. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, for a qualified first-time home purchase or for higher education expenses.

     Lifetime Required Minimum Distributions (IRAs only). To avoid certain tax penalties, you and any designated Beneficiary must also meet the minimum distribution requirements imposed by the Code. These rules may dictate the following:

The start date for distributions;
The time period in which all amounts in your account(s) must be distributed; and
Distribution amounts.

     Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from your Contract over a period not extending beyond one of the following time periods:

Over your life or the joint lives of you and your designated Beneficiary; or
Over a period not greater than your life expectancy or the joint life expectancies of you and your designated
Beneficiary.

     Distribution Amounts. The amount of each required distribution must be calculated in accordance with Section 401(a)(9) of the Code. The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

     50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your Contract.

     Required Distributions upon Death (IRAs and Roth IRAs Only). Different distribution requirements apply to qualified contacts after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your Contract.

If your death occurs on or after you begin receiving minimum distributions under the Contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Section 401(a)(9) of the Code provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under your Contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2006, your entire balance must be distributed to the designated Beneficiary by December 31, 2011. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated Beneficiary, then payments may be made over either of the following time frames:

Over the life of the designated Beneficiary; or
Over a period not extending beyond the life expectancy of the designated Beneficiary.

     Start Dates for Spousal Beneficiaries. If the designated Beneficiary is your spouse, distributions must begin on or before the later of the following:

December 31 of the calendar year following the calendar year of your death; or
December 31 of the calendar year in which you would have attained age 70½.

     No Designated Beneficiary. If there is no designated Beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the your death.

     Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated Beneficiary is the Contract Owner’s surviving spouse, the spousal Beneficiary may elect to treat the Contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse will be deemed to have made such an election if the surviving spouse makes a rollover to or from the Contract or fails to take a distribution within the required time period.

Withholding

     Any taxable distributions under the Contract are generally subject to withholding. U.S. federal income tax liability rates vary according to the type of distribution and the recipient’s tax position.

     IRAs and Roth IRAs. Generally, you or, if applicable, a designated Beneficiary may elect not to have tax withheld from distributions.

     Non-resident Aliens. If you or your designated Beneficiary is a non-resident alien, then any withholding is governed by Section 1441 of the Code based on your or your designated Beneficiary’s citizenship, country of domicile and treaty status, and we may require additional documentation prior to processing any requested information.

Assignment and Other Transfers

     IRAs and Roth IRAs. The Code does not allow a transfer or assignment of your rights under the IRA Contracts or Roth IRA Contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the such a Contract to persons other than your spouse incident to a divorce. You should consult your tax adviser regarding the potential tax effects of such a transaction if you are contemplating such an assignment or transfer.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretations thereof is uncertain, there is always the possibility that the tax treatment of the Contract could change by such means. It is also possible that any such change could be retroactive (i.e., effective before the date of the change). You should consult a tax adviser with respect to legislative and regulatory developments and their potential effects on the Contract.

Taxation of Company

We are taxed as a life insurance company under the Code. Variable Annuity Account B is not a separate entity from us. Therefore, it is not taxed separately as a “regulated investment company,” but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to Variable Annuity Account B to increase reserves under the Contracts. Because of this, under existing U.S. federal tax law, we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the Contracts. In addition, any foreign tax credits attributable to Variable Annuity Account B will be first used to reduce any income taxes imposed on such separate account before being used by the Company.

In summary, we do not expect that we will incur any U.S. federal income tax liability attributable to Variable Annuity Account B and we do not intend to make any provision for such taxes. However, changes in U.S. federal tax laws and/or the interpretation thereof may result in our being taxed on income or gains attributable to Variable Annuity Account B. In this case, we may impose a charge against Variable Annuity Account B (with respect to some or all of the Contracts) to set aside provisions to pay any such taxes. We may deduct this amount from Variable Annuity Account B, including from your account value invested in the variable sub-accounts.

Statement of Additional Information

[TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT.]
Table of Contents
Item	Page
General Information and History
Variable Annuity Account B
Offering and Purchase of Contracts
Annuity Payments
Sales Material and Advertising
Independent Registered Public Accounting Firm
Financial Statements of ING Life Insurance and Annuity Company
Financial Statements of Variable Annuity Account B of ING Life Insurance and Annuity Company

Please tear off, complete and return the form below to request, free of charge, a Statement of Additional Information for the Contract offered under this prospectus. Send the completed form to our Customer Service Center at the address specified on page 1.

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR VARIABLE ANNUITY ACCOUNT B.

Please Print or Type:

_________________________________________________
Name

_________________________________________________
Social Security Number

_________________________________________________
Street Address

_________________________________________________
City, State, Zip

This page intentionally left blank.

Part B
VARIABLE ANNUITY ACCOUNT B OF

ING LIFE INSURANCE AND ANNUITY COMPANY

ING SELECT OPPORTUNITIES

[TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT.]

Statement of Additional Information

Dated ***, 2009

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the “Separate Account”) dated ***, 2009.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING P.O. Box 10450 Des Moines, IA 50306-040 (888) 854-5950

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

Page

General Information and History	2
Variable Annuity Account B	3
Offering and Purchase of Contracts	3
Annuity Payments	3
Sales Material and Advertising	4
Independent Registered Public Accounting Firm	5
Financial Statements of the Separate Account [TO BE INCLUDED BY PRE-EFFECTIVE	S-1
AMENDMENT.]
Consolidated Financial Statements of ING Life Insurance and Annuity Company [TO BE INCLUDED BY	C-1
PRE-EFFECTIVE AMENDMENT.]

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the “Company,” we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

As of December 31, 2008, the Company had $50 billion invested through its products, including $37 billion in its separate accounts (of which the Company’s investment management affiliates manage or oversee the management of $22 billion). Based on assets, ING Life Insurance and Annuity Company is ranked among the top 2% of all life and health insurance companies rated by A.M. Best Company as of July 15, 2008. The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See “Fees” in the prospectus).

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term “contract(s)” refers only to those offered through the prospectus.

2

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

OFFERING AND PURCHASE OF CONTRACTS

[TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT.]The Company’s subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. ING Financial Advisers, LLC’s principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. ING Financial Advisers, LLC offers the securities under the Contracts on a continuous basis, however, the Contract is no longer available to new purchasers. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled “Contract Ownership and Rights” and “Your Account Value.”

[TO BE COMPLETED BY PRE-EFFECTIVE AMENDMENT.]Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2008, 2007and 2006 amounted to $XX, $XX and $XX, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of ING Life Insurance and Annuity Company.

ANNUITY PAYMENTS

[TO BE COMPLETED/UPDATED BY PRE-EFFECTIVE AMENDMENT.]

When you begin receiving payments under the contract during the income phase (see “Income Phase” in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the income phase payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see “Account Value” in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

3

EXAMPLE: [TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT.]

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1,000 of value applied; the annuitant’s first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor’s 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor’s Corporation and Moody’s Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar’s Variable Annuity/Life Performance Report and Lipper’s Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

4

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[____________], 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA 30308 is the independent registered public accounting firm for the separate account and for the Company. [TO BE COMPLETED BY PRE-EFFECTIVE AMENDMENT.] The services provided to the separate account include primarily the audit of the separate account’s financial statements.

5

PART C - OTHER INFORMATION

Item 24.	Financial Statements and Exhibits [TO BE FILED BY PRE-EFFECTIVE AMENDMENT.]
	(a)	Financial Statements:
Included in Part B:
Financial Statements of Variable Annuity Account B:
		-	Report of Independent Registered Public Accounting Firm
		-	Statements of Assets and Liabilities as of December 31, 2008
		-	Statements of Operations for the year ended December 31, 2008
		-	Statements of Changes in Net Assets for the years ended December 31, 2008 and
2007
		-	Notes to Financial Statements
Consolidated Financial Statements of ING Life Insurance and Annuity Company:
		-	Report of Independent Registered Public Accounting Firm
		-	Consolidated Statements of Operations for the years ended December 31, 2008,
2007 and 2006
		-	Consolidated Balance Sheets as of December 31, 2008 and 2007
		-	Consolidated Statements of Changes in Shareholder’s Equity for the years ended
December 31, 2008, 2007 and 2006
		-	Consolidated Statements of Cash Flows for the years ended December 31, 2008,
2007 and 2006
		-	Notes to Financial Statements

(b)	Exhibits
	(1)	Resolution establishing Variable Annuity Account B (“Registrant”). (Incorporated by
reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-
4, File No. 33-75986, as filed on April 22, 1996.)
	(2)	Not Applicable.
	(3.1)	Standard form of Broker-Dealer Agreement. (Incorporated herein by reference to Post-
Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 33-
81216, as filed on April 22, 1996.)
	(3.2)	Underwriting Agreement dated November 17, 2006, between ING Life Insurance and
Annuity Company and ING Financial Advisers, LLC. (Incorporated herein by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4, File No.
33-75996, as filed on December 20, 2006.)
	(3.3)	Confirmation of Underwriting Agreement. (Incorporated herein by reference to Post-
Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 33-
81216, as filed on April 11, 2006.)
	(3.4)	Form of Rule 22c-2 Agreement. (Incorporated herein by reference to Post-Effective
Amendment No. 10 to Registration Statement on Form N-4, File No. 333-115515, as
filed on April 12, 2007.)
	(4.1)	Modified Single Premium Deferred Variable Annuity Contract (IU-IA-4017), attached.
	(4.2)	IRA Endorsement, [TO BE FILED BY PRE-EFFECTIVE AMENDMENT.]
	(4.3)	Roth IRA Endorsement, [TO BE FILED BY PRE-EFFECTIVE AMENDMENT.]
	(5.1)	Modified Single Premium Deferred Variable Annuity Contract Application, [TO BE
FILED BY PRE-EFFECTIVE AMENDMENT.]
	(6.1)	Restated Certificate of Incorporation (amended and restated as of October 1, 2007) of
ING Life Insurance and Annuity Company). (Incorporated herein by reference to ING
Life Insurance and Annuity Company Annual Report on Form 10-K, File No. 33-
23376, as filed on March 31, 2008.)
	(6.2)	Amended and Restated By-Laws of ING Life Insurance and Annuity Company,
effective October 1, 2007. (Incorporated herein by reference to the ING Life Insurance and Annuity Company annual report on form 10-K, File No. 33-23376, as filed on
March 31, 2008.)
	(7)	Not Applicable
	(8.1)	Fund Participation Agreement, [TO BE FILED BY PRE-EFFECTIVE
AMENDMENT.]

(8.2)	Rule 22c-2 Agreement dated no later than April 16, 2007, is effective October 16, 2007, between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING
National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life
Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of
Denver Insurance Company and Systematized Benefits Administrators Inc.
(Incorporated herein by reference to Post-Effective Amendment No. 50 to Registration
Statement on Form N-4, File No. 33-75962, as filed on June 15, 2007.
(9)	Opinion and Consent of Counsel, attached.
(10)	Consent of Independent Registered Public Accounting Firm, [TO BE FILED BY
PRE-EFFECTIVE AMENDMENT.]
(11)	Not Applicable.
(12)	Not Applicable.
(13)	Authorization for Signatures. (Incorporated herein by reference to Post-Effective
Amendment No. 5 to Registration Statement on Form N-4, File No. 33-75986, as filed on April 2, 1996.)
(14)	Powers of Attorney, included in Signature page below.

Item 25	Directors and Officers of the Depositor
	Name and Principal Business Address	Positions and Offices with Depositor
	Thomas J. McInerney, One Orange Way, Windsor, CT	Director and Chairman
06095-4774
	Catherine H. Smith, One Orange Way, Windsor, CT	President and Director
06095-4774
	David A. Wheat, 5780 Powers Ferry Road, NW, Atlanta,	Director, Executive Vice President and Chief Financial
	GA 30327	Officer
	Bridget M. Healy, 230 Park Avenue, New York, NY	Director
10169
	Donald W. Britton, 5780 Powers Ferry Road, Atlanta,	Director
GA 30327-4390
	Sue A. Collins, One Orange Way, Windsor, CT 06095-	Senior Vice President and Chief Actuary
4774
	Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta,	Senior Vice President, Tax
GA 30327
	Brian D. Comer, One Orange Way, Windsor, CT 06095-	Senior Vice President
4774
	Ralph Ferraro, One Orange Way,Windsor, CT 06095-	Senior Vice President
4774
	Shawn P. Matthews, 10 State House Square, Hartford,	Senior Vice President
CT 06103
	David S. Pendergrass, 5780 Powers Ferry Road, NW,	Senior Vice President and Treasurer
Atlanta, GA 30327
	Steven T. Pierson, 5780 Powers Ferry Road, NW,	Senior Vice President and Chief Accounting Officer
Atlanta, GA 30327
	Stephen J. Preston, 1475 Dunwoody Drive, West	Senior Vice President
Chester, PA 19380
	Joseph Elmy, 1475 Dunwoody Drive, West Chester, PA	Vice President, Tax
19380
	L.J. Soong, One Orange Way, Windsor, CT, 06095-4774	Vice President and Chief Compliance Officer
	Joy M. Benner, 20 Washington Avenue South,	Secretary
Minneapolis, MN 55401

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

	ING GROEP
	U.S. FINANCIAL SERVICES

	ING GROEP N.V. (The Netherlands)
		No FEIN-Non-Insurer
	ING VERZEKERINGEN N.V. (The Netherlands)
		No FEIN Non-Insurer
	ING INSURANCE INTERNATIONAL B.V. (The Netherlands)
	No FEIN Non-Insurer EIN# 98-0159264

	ING AMERICA INSURANCE HOLDINGS, INC.
(Delaware) Non-Insurer 52-1222820

	ING North America Insurance Corporation
	Non-Insurer (Delaware) 52-1317217
	ING Payroll Management, Inc.
	Non-Insurer (Delaware) 52-2197204
	ING Risk Management (Bermuda) Limited Non-Insurer
	Non-US Taxpayer - No FEIN Assigned
	Lion II Custom Investments LLC (Delaware)
Non-Insurer 52-1222820
	Lion Connecticut Holdings Inc.
	Non-Insurer (Connecticut) 02-0488491
	ING Brokers Network, LLC (Delaware)
	Non-Insurer 52-2215129
	ING Insurance Agency, Inc.
Non-Insurer (California) 84-1490645

9/30/09	ING Insurance Agency, Inc. of Texas
	Non-Insurer 74-2946531
Page 1	Multi-Financial Group, LLC
Non - Insurer (Georgia) 58-1827264

	Multi-Financial Securities Corporation
	Non-Insurer (Colorado) 84-0858799
	Multi-Financial Securities Corporation Insurance Agency of
	Nevada, Inc. Non-Insurer (California) 94-3145434
	MFSC Insurance Agency of Nevada,
	Inc. Non-Insurer (Nevada) 84-1482296
	IB Holdings LLC Non-Insurer
	(Virginia) 41-1983894
	The New Providence Ins. Co. LTD
	Insurer (Cayman Islands) 98-0161114
	ING Financial Partners, Inc.
	Non-Insurer (Minnesota) 41-0945505
	ING International Insurance Holdings, Inc.
	Non-Insurer (Connecticut) 06-1028458
	ALICA Holdings, Inc. Non-Insurer	2
	20-5299942 (Connecticut)
	ILICA Inc.	3
	06-1067464 Insurer (Connecticut)
	ING International Nominee Holdings, Inc.
06-0952776 Non-Insurer (Connecticut)
	AII 1, LLC
Non-Insurer (Connecticut) No tax id
	AII 2 LLC
Non-Insurer (Connecticut) No tax id
	AII 3 LLC
Non-Insurer (Connecticut) No tax id
	AII 4 LLC
Non-Insurer (Connecticut) No tax id
	ING Investment Management LLC (Delaware)
	Non-Insurer 58-2361003
	ING Investment Management Co.
Non-Insurer (Connecticut) 06-0888148

9/30/09	ING Investment Management

	(Bermuda) Holdings Limited Non-Insurer (Bermuda)
Page 2	ING Investment Trust Co.
	Non-Insurer (Connecticut) 06-1440627
	ING Investment Management Alternative Assets LLC
Non Insurer (Delaware) 13-4038444
	ING Alternative Asset Management LLC
	Non-Insurer (Delaware) 13-3863170
	Armada Capital SA de CV
	Non-Insurer (Mexico)
	Armada Latin America Opportunity Fund GP, Ltd.
	Non-Insurer (Cayman Islands)
	Furman Selz Investments LLC
	Non-Insurer (Delaware) 13-3863171
	Furman Selz (SBIC) Investments LLC
	Non-Insurer (Delaware) 13-3863604
	Furman Selz Investment II LLC	4
	Non-Insurer (Delaware) 13-3929304
	ING Furman Selz Investments III LLC	5
	Non-Insurer (Delaware) 13-4127836
	Furman Selz Management (BVI) Limited
	Non-Insurer (British Virgin Islands)
ING Equity Holdings Inc.
Non-Insurer 13-3778184
	ING Ghent Asset Management LLC
	Non-Insurer (New York) 13-4003969
	ING Investment Management Services LLC
	Non-Insurer (New York) 13-3856628
	ING Multi-Strategies Management (LUX)
	S.A.
Non-Insurer (Luxembourg)
ING Pomona Holdings LLC
Non-Insurer 13-4152011
	Pomona G. P. Holdings LLC
	Non-Insurer (Delaware) 13-4150600
	Pomona Management LLC
	Non-Insurer (Delaware) 13-4149700
9/30/09	ING Capital Corporation, LLC
	Non-Insurer (Delaware) 86-1020892
Page 3	ING Funds Services, LLC
Non-Insurer (Delaware) 86-1020893
	ING Funds Distributor, LLC
	Non-Insurer (Delaware) 03-0485744
	ING Pilgrim Funding, Inc.
	Non-Insurer (Delaware) 06-1501895
ING Investments, LLC
	Non-Insurer (Arizona) 03-0402099
	ING Life Insurance and Annuity Company
	Insurer (Connecticut) 71-0294708 NAIC 86509
	Directed Services LLC
	Non-Insurer (Delaware) 14-1984144
	ING Financial Advisers, LLC
	Non-Insurer (Delaware) 06-1375177
	ING National Trust Non-Insurer (Minnesota)
	41-1966125
	ING Retail Holding Company, Inc.
	Non-Insurer (Connecticut) 06-1527984
	ING Insurance Services Holding Company,
	Inc.
	Non-Insurer (Connecticut) 06-1475329
	ING Insurance Services, Inc.
	Non-Insurer (Connecticut) 06-1465377
	ING Insurance Services of Massachusetts, Inc.
	Non-Insurer (Massachusetts) 04-3370454

	FNI International, Inc.
	Non-Insurer (California) 33-0048439
	FN Insurance Services, Inc.
	Non-Insurer (California) 33-0232417
	FN Insurance Agency of New Jersey, Inc.
	Non-Insurer (New Jersey) 22-3693416
9/30/09	FN Insurance Services of Nevada, Inc.
	Non-Insurer (Nevada) 88-0319907
Page 4	FN Insurance Agency of Kansas, Inc.
	Non-Insurer (Kansas) 43-1878293
	Financial Network Investment Corporation
	Non-Insurer (California) 95-3845382
	Financial Network Investment Corporation
	of Puerto Rico (Puerto Rico) Non-Insurer 52-2173808
	ING Services Holding Company, Inc.
	Non-Insurer (Connecticut) 06-1527982
Systematized Benefits Administrators, Inc.
	Non-Insurer (Connecticut) 06-0889923
	ING USA Annuity and Life Insurance Company
	Insurer (Iowa) NAIC #80942 41-0991508
	PrimeVest Financial Services, Inc.
	Non-Insurer (Minnesota) 41-1483314
	Bancnorth Investment Group, Inc.
	Non-Insurer (Minnesota)41-1735462
	Branson Insurance Agency, Inc.
	Non-Insurer (Massachusetts) 04-3116141
	Compulife, Inc. Non-Insurer
	(Virginia) 54-1252522
	Compulife Investor Services, Inc.
	Non-Insurer (Virginia) 54-1439322
	Guaranty Brokerage Services, Inc.
	Non-Insurer (California) 68-0165121
	PrimeVest Insurance Agency of Alabama, Inc.
	Non-Insurer (Alabama) 41-1786871
	PrimeVest Insurance Agency of Nevada, Inc.
	Non-Insurer (Nevada) 61-1426263
	PrimeVest Insurance Agency of New Mexico, Inc.
	Non-Insurer (New Mexico) 85-0422391
	PrimeVest Insurance Agency of Ohio, Inc.
	Non-Insurer (Ohio) 31-1388789
	PrimeVest Insurance Agency of Oklahoma, Inc.	1
	Non-Insurer (Oklahoma) 73-1455177
9/30/09	PrimeVest Insurance Agency of Texas, Inc.	1
	Non-Insurer (Texas) 74-2703790
Page 5	PrimeVest Insurance Agency of Wyoming, Inc.
	Non-Insurer (Wyoming) 41-1996927
	ReliaStar Life Insurance Company Insurer
	(Minnesota) 41-0451140 NAIC 67105
9/08/09	ING Re (UK) Limited
	Non-Insurer (United Kingdom)
	ReliaStar Life Insurance Company of New York
	Insurer (New York) 53-0242530 NAIC 61360
	Whisperingwind I, LLC
	Insurer (South Carolina) 14-1981620
	Whisperingwind II, LLC
	Insurer (South Carolina) 32-0185577
	Roaring River, LLC
	Insurer (Missouri) 26-3355951 NAIC 13583
	ING Institutional Plan Services, LLC
	Non-Insurer (Delaware) 04-3516284)
	ING Investment Advisors, LLC
	Non-Insurer (New Jersey) 06-00083408
	Australia Retirement Services holding, LLC
	Non-Insurer (Delaware) 26-0037599

ING Wealth Solutions LLC
Non-Insurer (Delaware) 26-3757394
Security Life Assignment Corp.
Non-Insurer (Colorado) 84-1437826
Security Life of Denver Insurance Company (Colorado)
Insurer (Colorado) 84-0499703 NAIC #68713
ING America Equities, Inc.
Non-Insurer (Colorado) 84-1251388
Midwestern United Life Insurance Company
Insurer (Indiana) NAIC #66109 35-0838945
Whisperingwind III, LLC
Insurer (South Carolina) 35-2282787
Security Life of Denver International Limited
Insurer (Bermuda) 98-0138339
9/30/09	Lion Custom Investments LLC
Non-Insurer (Delaware) 98-0138339
Page 6	ING Financial Products Company, Inc.
Non-Insurer (Delaware) 26-1956344

1 Company owned by individual pursuant to state law, Shareholder agreement with parent company.

2 ALICA Holdings, Inc. is 80% owned by ING International Insurance Holdings, Inc. and 20% owned by ING Insurance International B.V.

3 ING International Insurance Holdings, Inc. owns 100% of the voting shares of ILICA Inc. and ALICA Holdings, Inc. owns 100% of the non-voting shares of ILICA, Inc.

4 Furman Selz Investments II LLC owned 94% by ING Investment Management Alternative Assets LLC

5 ING Furman Selz Investments III LLC owned 84.5% by ING Investment Management Alternative Assets LLC

Item 27. Number of Contract Owners As of September 30, 2009, there are 0 qualified contract owners and 0 non-qualified contract owners.

Item 28.	Indemnification
Section 33-779 of the Connecticut General Statutes (“CGS”) provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by
Sections 33-770 to 33-778, inclusive, of the CGS. Reference is hereby made to Section 33-771(e) of the
CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that
Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against “liability” (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-
775, the determination of and the authorization for indemnification are made (a) by two or more disinterested directors, as defined in Section 33-770(3); (b) by special legal counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify.
Also Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation. Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, ING America Insurance
Holdings, Inc. maintains a Professional Liability and fidelity bond insurance policy issued by an international insurer. The policy covers ING America Insurance Holdings, Inc. and any company in which ING America Insurance Holdings, Inc. has a controlling financial interest of 50% or more. These policies include the principal underwriter, as well as, the depositor. Additionally, the parent company of
ING America Insurance Holdings, Inc., ING Groep N.V., maintains excess umbrella coverage with limits in excess of €125,000,000. The policies provide for the following types of coverage: errors and omissions/professional liability, directors and officers, employment practices, fiduciary and fidelity.

Item 29.	Principal Underwriter
	(a)	At present, Directed Services LLC, the Registrant’s Distributor, serves as principal underwriter for all contracts issued by ING USA Annuity and Life Insurance Company. Directed Services LLC is
the principal underwriter for Separate Account A, Separate Account B, ING USA Separate
Account EQ, ReliaStar Life Insurance Company of New York Separate Account NY-B, Alger
Separate Account A of ING USA and the ING Investors Trust.

	(b)	The following information is furnished with respect to the principal officers and directors of
Directed Services LLC, the Registrant’s Distributor.

Name	Principal Business Address	Positions and Offices with Underwriter
Ann H. Hughes	1475 Dunwoody Drive, Floor 2B	President and Director
West Chester, PA 19380-1478
Shaun P. Mathews	10 State House Square	Director and Executive Vice President
Hartford, CT 06103
William L. Lowe	One Orange Way	Director

Name	Principal Business Address	Positions and Offices with Underwriter
Windsor, CT 06095
Richard E. Gelfand	1475 Dunwoody Drive	Chief Financial Officer
West Chester, PA 19380-1478
Kimberly A. Anderson	7337 E Doubletree Ranch Road,	Senior Vice President
Scottsdale, AZ 85258
Michael J. Roland	7337 E Doubletree Ranch Road,	Senior Vice President
Scottsdale, AZ 85258
Stanley D. Vyner	230 Park Avenue, 13th Floor	Senior Vice President
New York, NY 10169
William D. Wilcox	One Orange Way	Chief Compliance Officer
Windsor, CT 06095
Ernest C’Debaca	7337 E Doubletree Ranch Road	Investment Advisor Chief Compliance Officer
	Scottsdale, AZ 85258	and Senior Vice President
Julius A. Drelick, III	7337 E Doubletree Ranch Road	Vice President
Scottsdale, AZ 85258
William A. Evans	10 State House Square	Vice President
Hartford, CT 06103
Heather H. Hackett	230 Park Avenue, 13th Floor	Vice President
New York, NY 10169
Todd R. Modic	7337 E Doubletree Ranch Road	Vice President
Scottsdale, AZ 85258
David S. Pendergrass	7337 E Doubletree Ranch Road	Vice President and Treasurer
Scottsdale, AZ 85258
Spencer T. Shell	5780 Powers Ferry Road	Vice President and Assistant Treasurer
Atlanta, GA 30327-4390
Joy M. Benner	20 Washington Avenue South	Secretary
Minneapolis, MN 55401
Randall K. Price	20 Washington Avenue South	Assistant Secretary
Minneapolis, MN 55401
Susan M. Vega	20 Washington Avenue South	Assistant Secretary
Minneapolis, MN 55401
G. Stephen Wastek	7337 E Doubletree Ranch Road	Assistant Secretary
Scottsdale, AZ 85258
Bruce Kuennen	1475 Dunwoody Drive	Attorney-in-Fact
West Chester, PA 19380-1478

(c) Compensation from January 1, 2008 to December 31, 2008:

2008 Net Underwriting
Name of Principal	Discounts and	Compensation	Brokerage
Underwriter	Commission	on Redemption	Commissions	Compensation
Directed Services LLC	$603,785,462	$0	$0	$0

Item 30.	Location of Accounts and Records
All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by ING Life Insurance and Annuity Company at One Orange Way, Windsor, CT 06095-4774
and ING Americas at 5780 Powers Ferry Road, Atlanta, GA 30327-4390 and 1475 Dunwoody Drive,
West Chester, PA 19380-1478.

Item 31.	Management Services
Not Applicable

Item 32.	Undertakings
Registrant hereby undertakes:
	(i)	to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;
	(ii)	to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information;
and
	(iii)	to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The account meets the definition of a “separate account” under federal securities law.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ING Life Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by ING Life Insurance and Annuity Company.

The Depositor and Registrant rely on SEC regulation.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, ING Life
Insurance and Annuity Company, Variable Annuity Account B, has duly caused this Registration Statement to be signed on its behalf in the Town of Windsor, State of Connecticut, on the 3rd day of June, 2009.

By:	VARABLE ANNUITY ACCOUNT B
(REGISTRANT)

By:	ING LIFE INSURANCE AND ANNUITY COMPANY
(DEPOSITOR)

By:	/s/ Catherine H. Smith
Catherine H. Smith
President (Principal Executive Officer)

As required by the Securities Act of 1933, and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints, John S. (Scott) Kreighbaum, J. Neil McMurdie, Michael
Pignatella and Julie E. Rockmore, and each of them individually, such person’s true and lawful attorneys and agents with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person’s name and capacity indicated below, any and all amendments to this Registration Statement, hereby ratifying and confirming such person’s signature as it may be signed by said attorneys to any and all amendments (pre-effective and post-effective amendments). This
Registration has been signed by the following persons in the capacities indicated on June 3, 2009.

Signatures	Titles

/s/ Catherine H. Smith	President and Director
Catherine H. Smith	(principal executive officer)

/s/ Thomas J. McInerney	Director and Chairman
Thomas J. McInerney

/s/ David A. Wheat	Director, Executive Vice President and Chief Financial Officer
David A. Wheat

/s/ Steven T. Pierson	Senior Vice President and Chief Accounting Officer
Steven T. Pierson

/s/ Bridget M. Healy	Director
Bridget M. Healy

/s/ Donald W. Britton	Director
Donald W. Britton

VARIABLE ANNUITY ACCOUNT B
EXHIBIT INDEX
Exhibit No.	Exhibit
4(b)	Modified Single Premium Deferred Variable Annuity Contract	EX-99.B4
24(b)(9)	Opinion and Consent of Counsel	EX-99.B9
Powers of Attorney*
*Included in the Signatures page above.